FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-15266

BANK OF CHILE
 (Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of December 31, 2018.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Consolidated Statements of Financial Position

II.	Consolidated Statements of Income

III.	Consolidated Statements of Other Comprehensive Income

IV.	Consolidated Statements of Changes in Equity

V.	Consolidated Statements of Cash Flows

VI.	Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean
Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

As of December 31, 2018 and 2017

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2018 and 2017

(Free translation of consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2018	2017
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	880,081	1,057,393
Transactions in the course of collection	7	580,333	521,809
Financial assets held-for-trading	8	1,745,366	1,616,647
Cash collateral on securities borrowed and reverse repurchase agreements	9	97,289	91,641
Derivative instruments	10	1,513,947	1,247,829
Loans and advances to banks	11	1,494,307	759,702
Loans to customers, net	12	27,307,223	24,881,353
Financial assets available-for-sale	13	1,043,440	1,516,063
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	44,561	38,041
Intangible assets	15	52,061	39,045
Property and equipment	16	215,872	216,259
Current tax assets	17	677	23,032
Deferred tax assets	17	277,922	267,400
Other assets	18	673,380	547,974
TOTAL ASSETS		35,926,459	32,824,188

LIABILITIES
Current accounts and other demand deposits	19	9,584,488	8,915,706
Transactions in the course of payment	7	335,575	295,712
Cash collateral on securities lent and repurchase agreements	9	303,820	195,392
Savings accounts and time deposits	20	10,656,174	10,067,778
Derivative instruments	10	1,528,357	1,414,237
Borrowings from financial institutions	21	1,516,759	1,195,028
Debt issued	22	7,475,552	6,488,975
Other financial obligations	23	118,014	137,163
Current tax liabilities	17	20,924	3,453
Deferred tax liabilities	17	—	—
Provisions	24	670,119	695,868
Other liabilities	25	412,524	309,161
TOTAL LIABILITIES		32,622,306	29,718,473

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,271,401
Reserves		617,597	563,188
Other comprehensive income		(39,222)	(8,040)
Retained earnings:
Retained earnings from previous years		17,481	16,060
Income for the year		594,872	576,012
Less:
Provision for minimum dividends		(305,409)	(312,907)
Subtotal		3,304,152	3,105,714
Non-controlling interests		1	1
TOTAL EQUITY		3,304,153	3,105,715
TOTAL LIABILITIES AND EQUITY		35,926,459	32,824,188

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2018 and 2017

(Free translation of consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2018	2017
	Notes	MCh$	MCh$

Interest revenue	28	1,999,551	1,881,443
Interest expense	28	(679,640)	(652,005)
Net interest income		1,319,911	1,229,438

Income from fees and commissions	29	505,114	471,702
Expenses from fees and commissions	29	(145,159)	(124,028)
Net fees and commission income		359,955	347,674

Net financial operating income	30	139,856	(8,250)
Foreign exchange transactions, net	31	2,701	104,875
Other operating income	36	50,860	35,533
Total operating revenues		1,873,283	1,709,270

Provisions for loan losses	32	(281,410)	(234,982)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,591,873	1,474,288

Personnel expenses	33	(442,577)	(409,331)
Administrative expenses	34	(331,477)	(311,455)
Depreciation and amortization	35	(37,681)	(35,251)
Impairment	35	(334)	(166)
Other operating expenses	37	(35,655)	(33,095)

TOTAL OPERATING EXPENSES		(847,724)	(789,298)

NET OPERATING INCOME		744,149	684,990

Income attributable to associates	14	7,255	6,057
Income before income tax		751,404	691,047

Income tax	17	(156,531)	(115,034)

NET INCOME FOR THE YEAR		594,873	576,013

Attributable to:
Bank’s Owners	27	594,872	576,012
Non-controlling interests		1	1

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	5.89	5.70
Diluted net income per share	27	5.89	5.70

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2018 and 2017

(Free translation of consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2018	2017
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		594,873	576,013

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(11,787)	1,004
Net gains (losses) on derivatives held as cash flow hedges	10	(30,943)	14,979
Subtotal Other comprehensive income before income taxes		(42,730)	15,983

Income tax relating to the components of other comprehensive income that are reclassified in income for the year		11,548	(4,102)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(31,182)	11,881

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(127)	164

Subtotal other comprehensive income before income taxes		(127)	164

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the year		35	(45)

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(92)	119

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		563,599	588,013

Attributable to:
Bank’s Owners		563,598	588,012
Non-controlling interests		1	1

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018 and 2017

(Free translation of consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for-sale	Derivatives cash flow hedge	Income	Retained earnings from previous periods	Income (losses) for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	76,861	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	(1)	(56,802)
Other comprehensive income:	27
Defined benefit plans adjustment		—	119	—	—	—	—	—	—	—	119	—	119
Derivatives cash flow hedge		—	—	—	—	14,979	(3,820)	—	—	—	11,159	—	11,159
Valuation adjustment on available-for-sale instruments		—	—	—	1,004	—	(282)	—	—	—	722	—	722
Income for the year 2017	27	—	—	—	—	—	—	—	576,012	—	576,012	1	576,013
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(312,907)	(312,907)	—	(312,907)
Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings	27	147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	(1)	(61,173)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Other comprehensive income:	27
Defined benefit plans adjustment		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Derivatives cash flow hedge		—	—	—	—	(30,943)	8,354	—	—	—	(22,589)	—	(22,589)
Valuation adjustment on available-for-sale instruments		—	—	—	(11,787)	—	3,194	—	—	—	(8,593)	—	(8,593)
Income for the year 2018	27	—	—	—	—	—	—	—	594,872	—	594,872	1	594,873
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(305,409)	(305,409)	—	(305,409)
Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

(Free translation of consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		2018	2017
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:

Net income for the period		594,873	576,013
Items that do not represent cash flows:
Depreciation and amortization	35	37,681	35,251
Impairment	35	334	166
Provision for loans and accounts receivable from customers and owed by banks	32	344,490	280,109
Provision of contingent loans	32	(2,501)	4,350
Fair value adjustment of financial assets held-for-trading		(663)	1,614
Changes in assets and liabilities by deferred taxes	17	(7,819)	13,987
(Gain) loss attributable to investments in companies with significant influence, net	14	(6,811)	(5,511)
(Gain) loss from sales of assets received in lieu of payment,net	36	(8,779)	(6,212)
(Gain) loss on sales of property and equipment, net	36-37	(3,632)	(623)
Charge-offs of assets received in lieu of payment	37	6,638	7,550
Other charges (credits) to income that do not represent cash flows		(3,900)	(473)
Change in the exchange rate of assets and liabilities		(116,121)	38,374
Net interest variation, readjustment and accrued fees on assets and liabilities		161,169	(54,294)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(734,330)	413,572
(Increase) decrease in loans to customers		(2,687,964)	(464,748)
(Increase) decrease in financial assets held-for-trading, net		275,225	36,398
(Increase) decrease in other assets and liabilities		(162,604)	41,348
Increase (decrease) in current account and other demand deposits		668,521	594,306
Increase (decrease) in payables from repurchase agreements and security lending		98,570	(20,474)
Increase (decrease) in savings accounts and time deposits		579,827	(441,173)
Sale of assets received in lieu of payment or adjudicated		31,403	17,950
Total cash flows from operating activities		(936,393)	1,067,480

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		463,558	(1,139,029)
Purchases of property and equipment	16	(28,065)	(23,224)
Sales of property and equipment		3,640	652
Acquisition of intangible assets	15	(23,512)	(18,779)
Acquisition of investments in companies		(30)	—
Dividends received from investments in companies		855	1,030
Total cash flows from investing activities		416,446	(1,179,350)

FINANCING ACTIVITIES:
Redemption of letters of credit		(4,388)	(5,818)
Issuance of bonds	22	2,157,587	1,399,001
Redemption of bonds		(1,436,232)	(1,024,758)
Dividends paid	27	(374,079)	(342,034)
Increase (decrease) in borrowings from foreign financial institutions		320,635	154,552
Increase (decrease) in other financial obligations		(8,753)	(44,938)
Increase (decrease) in other obligations with Central Bank of Chile		(1)	(2)
Other long-term borrowings		15	8
Payment of other long-term borrowings		(9,814)	(3,349)
Total cash flows from financing activities		644,970	132,662

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		125,023	20,792

Effect of exchange rate changes		116,121	(38,374)

Cash and cash equivalents at beginning of year		2,079,398	2,096,980

Cash and cash equivalents at end of year	7	2,320,542	2,079,398

	2018	2017
	MCh$	MCh$
Operational Cash flow interest:
Interest received	1,881,766	1,928,523
Interest paid	(400,686)	(753,379)

The accompanying notes 1 to 42 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of consolidated financial statements originally issued in Spanish)

1.                           Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Consolidated Financial Statements of Banco de Chile, for the period ended December 31, 2018 were approved by the Directors on January 24, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (which differ in certain aspects with the International Financial Reporting Standards “IFRS”), and any matter not addressed therein, as long as it does not contradict its instructions, they must adhere to the Generally Accepted Accounting Principles , which correspond to the technical standards issued by the Chilean Accountants Association,  which coincide with the IFRS agreed by the International Accounting Standards Board (IASB). In case of discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2018 and 2017 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(b)                     Basis of consolidation, continued:

(i)                           Subsidiaries

Consolidated financial statements as of December 31, 2018 and 2017 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                              The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                              Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                              Rights emanated from other contractual arrangements.

•                              Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                           Subsidiaries, continued:

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Direct		Indirect		Total
			Functional	2018	2017	2018	2017	2018	2017
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)                        Associates and Joint Ventures

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(ii)                       Associates and Joint Ventures, continued:

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(ii)                        Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of December 31, 2018 and 2017 the Bank does not control and has not created any SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(v)                     Fund management

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and therefore not included in the Statement of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

• The scope of their authority to make decisions about the investee.

• The rights held by third parties.

• The remuneration to which he is entitled under remuneration arrangements.

• Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned rule, do not control these funds when they exercise their authority to make decisions. Therefore, as of December 31, 2018 and 2017 act as agent, and therefore do not consolidate any fund.

(c)                        Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                     Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Consolidated Financial Statement are included in the following notes:

1.                           Provision for loan losses (Note No. 11. No. 12 and No. 32);

2.                           Useful life of intangible and property and equipment (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Fair value of financial assets and liabilities (Note No. 39).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(d)                     Use of estimates and judgments, continued:

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the year ended December 31, 2018 there have been no significant changes in the estimates made other than those disclosed in Note No. 4 “Changes in Accounting policies and Disclosures”.

(e)                      Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

(i)                           Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                     Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(iii)                  Derecognition of financial assets and financial liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)                      If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(e)                       Financial asset and liability valuation criteria, continued:

(iv)                    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                    Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(vi)                 Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(e)                      Financial asset and liability valuation criteria, continued:

(vi)                 Fair value measurements, continued:

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 39.

(f)                       Functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                      Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(g)                          Transactions in foreign currency, continued:

As of December 31, 2018, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$693.60 US$1 (Ch$615.43 to US$1 in 2017).

The gain of Ch$2,701 million for net foreign exchange transactions, net (foreign exchange income of Ch$104,875 million in 2017) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                     Business Segments:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                           That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                        That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                     That separate financial information is available.

(i)                         Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(i)                         Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                           Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds, according to instructions of the SBIF, that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                        Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                     Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                    Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(k)                     Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortized cost. According to rules, the Bank not register as own portfolio the instruments bought within resale agreements.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2018 and 2017 it not exist operations corresponding to securities lending.

(l)                         Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

In addition, the Bank includes in the valorization of derivatives the “Credit Valuation Adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                       A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                       A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)             at its inception, the hedge relationship has been formally documented;

(b)             it is expected that the hedge will be highly effective;

(c)              the effectiveness of the hedge can be measured in a reasonable manner; and

(d)             the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognized in income under the line “Net interest income” and/or “Foreign exchange transactions, net”. Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from hedged risk are recognized in income under the line “Net interest income” and adjust the book value of item hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(l)                         Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and/or “Foreign exchange transactions, net”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively.  If the hedge is not effective, changes in fair value are recognised directly in income in the item “Net financial operating income”.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and/or “Foreign exchange transactions, net”, depend of the hedge).

(m)                 Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                 Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(ii)                     Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                  Factoring transactions

Corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in discount and which are registered to book value plus interest and adjustments until to maturity.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                    Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting rules Compendium of Superintendency of Banks:

a)        In case of debtors subject to individual assessment, are considered in impaired   portfolio “Non-complying loans” and the categories B3 y B4 of “Substandar loans” defined in letter m) v.i).

b)        Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans” defined in letter m) v. iv).

(v)                      Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its credit quality related to the ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must be asses the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category of the debtors	Probability of default (%)	Loss given default (%)	Expected loss (%)
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operatios.  Also, in some cases, the risk credit of direct debtor can be replaced by credit quality of aval or surety. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Where:

ESA           = Exposure subject to allowances

GE                  = Guaranteed exposure

ESA           = (Loans + Contingent Loans) – Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.50% of the Normal Loans (including contingent loans).

v.i.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have obvious signs that the will not pay in the future.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(v.i)   Allowance for individual evaluations, continued:

v.i.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss                    = (TE – R) / TE

Allowance                                     = TE x (AP/100)

Where:

TE                   = total exposure

R                          = recoverable amount based on estimates of collateral value and collection efforts

AP                   = allowance percentage (based on the category in which the expected loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital.

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not have direct debts unpaid in the SBIF’s recast information, except in the case of insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(v.ii)           Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(iv)                              Allowance for loan losses, continued

(v.iii)        Standard method of provisions for Mortgage Loans

According to the established by the SBIF, the provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according past due and CMG

		Past due days at the end-month
CMG	Concept	0	1-29	30-59	60-89	Non – Complying Loans
CMG < 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG < 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG < 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD                      : Probability of default

LGD            : Loss given default

EAD            : Exposure at default

CMG       : Outstanding loan capital Mortgage Guarantee value

In the event that a single debtor maintains more than one home mortgage loan with the bank and one of them is 90 days or more behind, all such loans will be assigned to the defaulted portfolio, calculating the provisions for each one of them. They agree with their respective percentages of CMG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(iv)                              Allowance for loan losses, continued:

(v.iv) Portfolio in default

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in point (vi) of this letter in order to remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

•       No obligation of the debtor with the bank with more than 30 calendar days overdue.

•       No new refinances granted to pay its obligations.

•       At least one of the payments includes amortization of capital. (This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027).

•       If the debtor has a credit with partial payment periods less than six months, has already made two payments.

•       If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

•       The debtor does not appear with unpaid debts direct according to the information recast by SBIF, except for insignificant amounts.

(vi)                 Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(vi)                 Charge-offs, continued:

(vi.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt without executive title expires 90 days after it was recorded in asset.

c)                            At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)                          When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(m)                 Loans to customers, continued:

(vi) Charge-offs, continued:

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                           The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                          When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(n)                     Investment instruments:

Investment instruments are classified into two categories: Investments to maturity and Instruments available for sale. The category of Investments to maturity includes only those instruments in which it have the capacity and intention to hold them until their expiration date. The other investment instruments are considered as available-for-sale.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2018 and 2017, the Bank does not held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(o)                     Intangible:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(p)                     Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use.  These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2018 and 2017 are as follows:

• Buildings	50 years
• Installations	10 years
• Equipment	5 years
• Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(q)                     Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  According to instructions from the Chilean Superintendency of Banks (“SBIF”), deferred taxes are presented in the the statement of financial position according to IAS 12 “Income Tax”.

(r)                        Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The Superintendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)                       Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at cost, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)                        Debt issued:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

Debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                     a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                                Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                             Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

iii.                          Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                         Documented guarantee: Guarantee with promissory notes.

v.                           Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vi.                        Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(u)                     Provisions and contingent liabilities, continued:

vii.                     Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
• College education loans Law No. 20,027	15%
• Others	100%
g) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(v)                     Provisions for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(w)                   Employee benefits:

(i)                 Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)              Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)                  Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(w)                   Employee benefits, continued:

(iii)                  Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.25% as of December 31, 2018 and 4.53% as of December 31, 2017).

The discount rate used corresponds to the rate of 10-year Chilean Central Bank Bonds in pesos (BCP).

Losses and gains caused by changes in actuarial variables are recognized in Other Comprehensive Results. There are no other additional costs that must be recognized by the Bank.

(x)                     Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt.  As of December 31, 2018 and 2017 there are no concepts to adjust.

(y)                     Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                           Summary of Significant Accounting Principles, continued:

(y)                     Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  The accrual is suspended after have fulfilled three months in the impaired portfolio.

Group evaluation loans:

•                      Any credit, with the exception of those that have guarantees that reach at least 80%: The accrual is suspended when the credit or one of its installments has reached six months of delay in its payment.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                      Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

•                             Those that correspond to a singular act, when the act that originates them takes place.

•                                Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

•                                Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(z)                      Fees and commissions, continued:

The fees registered by the Bank correspond mainly to:

•                                Commissions for lines of credit and overdrafts: they are accrued in the period related to the granting of lines of credit and overdrafts in current account.

•                                Commissions for guarantees and letters of credit: they are accrued in the period related to the granting of payment guarantees for real or contingent obligations of third parties.

•                                Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards.

•                                Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts.

•                                Commissions for collections, collections and payments: correspond to collection, collection and payments services provided by the Bank.

•                                Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

•                                Remuneration for insurance commercialization: Income generated by the sale of insurance is included.

•                                Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds.

•                                Other commissions earned: Income generated by currency changes, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers, among others.

Fees for commissions include:

•                                Remuneration for card operations: commissions paid for the operation of credit and debit cards are included.

•                                Inter-bank transactions: Corresponds to commissions paid to the automatic clearing house for transactions carried out.

•                                Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

•                                Other commissions: commissions for collection, payments and other online services are included.

(aa)              Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate original.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment, continued:

An impairment loss on a financial asset available-for-sale is calculated based on its fair value. In this case, the objective evidence includes a significant and prolonged decline, under the original investment cost in the fair value of the investment.

If there is evidence of impairment, any amount previously recognized in equity, net gains (losses) not recognized in the income statement, are removed from equity and recognized in the income statement for the year, presenting as net gains (losses) related to financial assets available-for-sale. This amount is determined as the difference between the acquisition cost (net of any repayment and amortization) and the current fair value of the asset, less any impairment loss on that investment that has been previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to, at least, amortized cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(aa)              Identifying and measuring impairment, continued:

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(ab)              Lease transactions:

(i) The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the statement of financial position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii) The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum future payments guaranteed. As of December 31, 2018 and 2017, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

2.                            Summary of Significant Accounting Principles, continued:

(ac)                Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)              Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(ae)               Additional provisions:

In accordance to Superintendency of Banks and Financial Institutions (“SBIF”) regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of December 31, 2018 the additional provisions amounted Ch$213,252 million, which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(af)                 Reclassifications:

There have not been significant reclassifications at the end of the year 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Superintendency of Banks and Financial Institutions (SBIF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the Superintendency of Banks and Financial Institutions, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 9 Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment, the standard establishes a single model that will be applied to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which will require a timely recognition of expected credit losses.

IFRS 9 introduces flexibility to the regulatory requirements for hedge accounting, and also new alternatives of strategies to be use; the new amendments represent a substantial overhaul of hedge accounting, which will allow aligning the accounting treatment with the risk management activities, enabling entities to better reflect these activities in their financial statements.

This standard also establishes that the change in fair value that corresponds to own credit risk of the financial liabilities designated at fair value will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that could arise from entity’s income as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

The mandatory date of application is from January 1, 2018. However, for the purposes of these financial statements, this regulation has not yet been approved by the Superintendency of Banks and Financial Institutions, an event that is required for its local application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, continued:

Banco de Chile as securities issuer of Equity Securities listed on the New York Stock Exchange (“NYSE”), and in order to comply with the new standards required for the preparation and presentation of the Annual Report 20F to the Securities and Exchange Commission (“SEC”), during the year 2017 the Bank and its subsidiaries initiated technological developments and other solutions to address the needs generated by the application of the new accounting pronouncement IFRS 9, such as the implementation of models and procedures related to the Expected Credit Loss Model (“ECL”), the SPPI Test (Only Payment of Principal and Interest) and the evaluation of the Business Model, among others.

For the American regulator purposes, the impact of the transition to IFRS 9 will be disclosed in the Financial Statement included in the Report 20-F of the year 2018.

IFRS 15 Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard. In short the amendments clarify how to:

•             Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•             Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•             Determine whether the product of a license must be recognized at a point in time or over time.

The application of this standard did not generate equity effects in the Bank and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IAS 28 Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

This modification had no impact on the Banco de Chile and its subsidiaries.

IAS 40 Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

This modification had no impact on the Banco de Chile and its subsidiaries.

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

This interpretation had no impact on the Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by the Superintendency of Banks and Financial Institutions

• Circular No. 3,634

The SBIF through circular No. 3,634 dated March 9, 2018, introduces modifications to the weighted assets by risk, credit equivalent and credit limits applicable to derivative instruments cleared and settled by a Central Counterparty Entity (ECC).

The main modifications are:

•             An intermediate category is introduced to classify the credit equivalent of the derivative instruments settled and liquidated in a CCP, when these types of entities are irrevocably constituted in creditors and debtors of the rights and obligations arising from such operations, being legally binding for the parties the obligations resulting from such acts. The risk weight for these assets will be equal to 2%.

•             For purposes of determining the credit equivalent, which is defined in chapter 12-1 of the RAN of the SBIF, which corresponds to the fair value of the derivative instrument, plus an additional amount that depends on the underlying and the additional term of the derivative. The SBIF reclassified from the category “Contracts on foreign currencies” to the category “interest rate contracts” to derivative instruments whose underlying is the Development Unit.

•             Modifications to Chapter 12-3 are introduced, given that the SBIF considers that operations on derivative instruments negotiated between banks incorporated in Chile, including branches of foreign banks, are subject to the interbank credit limit, even though such transactions are subsequently compensate and settle in a CCP.

The new dispositions, which had no significant impact, were implemented as of June 30, 2018 and reported in the regulatory files defined by the SBIF, based on the information referred to the month of July 2018.

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and Superintendency of Banks and Financial Institutions that are not yet effective as of December 31, 2018, are detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The date of application of this new standard is from January 1, 2019. Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

The Bank and its subsidiaries, for purposes of the initial application of the standard, took the option to recognize the cumulative effect on the initial adoption date (January 1, 2019), not expressing comparative information, recording an asset for right of use for an amount equal to the lease liability for an amount of Ch$145,383 million, this amount was determined according to the present value of the remaining lease payments, discounted using the financing rate.

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

The date of application of this interpretation is from January 1, 2019.

The Bank estimates that this standard will not have impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in associates and joint ventures and IFRS 9 Financial instruments.

In October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

The date of application of these amendments is January 1, 2019.

This modification will not have impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Annual improvements to IFRS

In December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

• IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IFRS 11 Joint Arrangements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

• IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain said asset, as part of the funds it has taken as current loans, from that moment on the interest will not be included as part of the cost of the asset.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• IAS 19 Employee Benefits.

In February 2018 the IASB issued amendments to IAS 19 “Employee Benefits”, which relate to:

• If there is a modification, reduction or liquidation of a plan, it is now mandatory that the current service cost and net interest for the period after the new measurement be determined using the assumptions used for the new measurement.

• In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset roof.

The date of application of this amendment is 1 January 2019. Early implementation is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

•             It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

•             Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

•             Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

• IFRS 3 Business Combinations. Definition of a Business.

The amendments clarify the definition of business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset.

(a)         clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce outputs;

(b)         eliminate the assessment of whether market participants can substitute missing processes or inputs and continue to produce outputs;

(c)          add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d)         restrict definitions of a business or products by focusing on goods and services provided to clients and eliminate reference to the ability of reducing costs; and

(e)          add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and businesses acquired are not business.

Companies are required to apply the modified definition of a business to acquisitions made from January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

• IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

3.                           New Accounting Pronouncements, continued:

Accounting standards issued by the Superintendency of Banks and Financial Institutions

• Circular N°3,638.

On July 6, 2018, the SBIF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The proposed methods and risk factors considered are the following:

•             Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset of the operation.

•             Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is required.

•             Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the security right that covers it is considered.

With the changes introduced in the standard, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

The new standards will come into force in July 2019. Banco de Chile is in the process of determining the impact of adopting this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

4.                            Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of these Consolidated Financial Statements are consistent with those used in the preparation of the Bank’s consolidated annual financial statements for the year ended December 31, 2017, except for the adoption of new regulations are from January 1, 2018.

The Bank adopted, for the first time, IFRS 15 Revenue from ordinary contracts with customers (See Note No. 3), there being no capital effects resulting from its application, therefore, the information disclosed as of December 31, 2017 it has not been restated in these financial statements.

As of fiscal year 2018, the bonus that the Bank negotiated with its employees in collective bargaining in 2018 was recorded in the “Other assets” account in the item “Expenses paid in advance” and is amortized with a charge to results within the term of the collective bargaining agreement and according to the permanence of the employees at the date of issuance of the financial statements. Before the change, the payment of this benefit directly affected the result of the year. This modification was made because it is observed that this disbursement complies with the definition to be considered a right that has the potential to produce economic benefits considering the Conceptual Framework (modified) of the IFRS.

During 2018, the Bank renewed all determination models of provisions for the portfolios evaluated as a group. This renewal included both parameter the probability of default (PD) and the loss given default (LGD), in accordance with new guidelines and methodologies defined and considering both on best local and international practices on the matter. Thus, since August the PD is made as a single score per client at the segment level, facilitating its integration with the management and comprehensive capture of the customer’s behavior. As for the LGD, changes were made in the traceability of the operations in order to determine more accurately the historical payment flows for each of the operations. The effect of this amendment was considered as a change in the accounting estimate in accordance with IAS 8, giving rise to a net charge of Ch$28,237 million to income for the year in August 2018.

In addition, during 2018 the Bank incorporated the “Debit Valuation Adjustment” (DVA) in the valuation of derivatives to reflect this risk in the determination of fair value. In accordance with IAS 8, this amendment is considered to be a change in an accounting estimate and its effect is registered in results for the year. The effect of this change implied a net credit to income in the year of Ch$21,939 million.

During the year ended December 31, 2018, there have been no others accounting changes that may significantly affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

5.                                      Relevant Events

(a)         On January 22, 2018, the Board of the subsidiary Banchile Securitizadora S.A., agreed to appoint Claudia Marcela Herrera García as the new Director of the company, until the next Ordinary Shareholders’ Meeting.

(b)         On January 25, 2018 in the Ordinary Session No. 2,874, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 22, 2018, with the purpose of proposing, among other matters, the distribution of dividend No. 206 of Ch$3.14655951692 to each of the 99,444,132,192 shares, payable with charge to the distributable net income for the year ended December 31, 2017, corresponding to 60% of such net profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income pertaining to the 2017 financial year, through the issuance of fully paid-in shares, without nominal value, determined at a value of Ch$93.73 per share, which will be distributed among the shareholders at the rate of 0.02238030880 shares per share and adopting the necessary agreements subject to the exercise of the options provided under Article 31 of Law No. 19,396.

(c)          On January 25, 2018, Banco de Chile informed that in the Ordinary Session, the Board of Directors accepted the resignation presented by the Principal and Vice-Chairman, Mrs. Jane Fraser. Likewise, the Board of Directors appointed Mr. Álvaro Jaramillo Escallon as its Regular Director until his next Ordinary Shareholders’ Meeting. Additionally, in the same session, Mr. Jaramillo was appointed Vice Chairman of the Board.

(d)         At the Ordinary Shareholders’ Meeting, held on March 22, 2018, our shareholders agreed to the dividend No. 206, and its distribution in the amount of Ch$3.14655951692 per “Banco de Chile” share, to be charged to net distributable income of Banco de Chile for 2017. Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.

Additionally, the shareholders appointed of Mr. Álvaro Jaramillo Escallon as its Director until the next renewal of the Board of Directors.

(e)          The Central Bank of Chile communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No. 2140E, held on March 26, 2018, considered the resolutions adopted by the shareholders’ meetings of Banco de Chile on March 22, 2018, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2017, the Council of the Central Bank of Chile resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to letter b) of article 31 of law No. 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

5.                           Relevant Events, continued:

(f)           On July 12, 2018, Banco de Chile reported as an essential fact regarding the capitalization of 40% of the net distributable profit for the 2017 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 22, 2018, the following:

•                  At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of CLP$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2017 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 258 of May 29 of this year, which was registered in the Commercial Registry of Santiago to fs.41,929 No. 21,966 of the year 2018 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 8, 2018.

The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendence with No. 1/2018, dated July 9, 2018.

•                  The Board of Directors of Banco de Chile, in Session No. 2,883, dated July 12, 2018, agreed to set as the date for issuing and distributing the fully paid-in shares on July 26, 2018.

•                  The shareholders who are registered in the Register of Shareholders of the Company at July 20, 2018 shall be entitled to receive the new shares, at the rate of 0.02238030880 fully paid-in shares for each share.

•                  The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

•                  As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 101,017,081,114 nominative shares, with no par value, fully subscribed and paid.

(g)          On October 23, 2018, Banco de Chile reported as an Essential Event that on the same date an amendment to the American Depositary Receipts (ADRs) Program was registered and published before the Securities and Exchange Commission (SEC), mainly revealing, the change in the ratio of the number of Banco de Chile shares represented by each ADR. Under the amendment, the current ratio of 600 shares represented by each ADR will be 200 shares by each ADR.

As a result, Banco de Chile’s holders of ADRs, registered in the registers of the depository bank JP Morgan Chase Bank, N.A. As of November 15, 2018, they will receive two additional ADRs for each ADR in their possession. The materialization of the change in the relationship will be effective as of November 23, 2018.

The existing ADRs will continue to be valid and should not be exchanged for new ADRs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

5.                           Relevant Events, continued:

(h)         On December 14, 2018, Banco de Chile informed as an Essential Fact that by public deed of December 10, 2018 granted in the Public Notary of Santiago de Chile by René Benavente Cash, Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, have subscribed with Banchile Seguros de Vida S.A. the Collective Credit Life Insurance Contract, and the Collective Credit Life Insurance and Total and Permanent Disability 2/3 for mortgages credits operations Contract.

These Contracts have been signed in accordance with the provisions of article 40 of DFL N°251 of 1931, the General Rule N°330 of the Commission for the Financial Market and Circular N°3.530 of the Superintendence of Banks and Financial Institutions, both of March 21, 2012, pursuant to which the public bidding for the Credit Life insurance of Total and Permanent Disability was awarded to Banchile Seguros de Vida S.A., which offered the lowest rate in both cases, amounting to 0.0101% monthly and 0.0103% monthly, respectively, which include the Banchile Corredores de Seguros Limitada broker commission of 14.00%.

(i)             On December 27, 2018, Banco de Chile informs that in an Ordinary session held on the same date, the Board of Directors accepted the resignation presented by the Titular Director Mr. Juan Enrique Pino Visinteiner.

Likewise, the Board of Directors appointed Mr. Julio Santiago Figueroa as Titular Director until the next Ordinary Shareholders’ Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

6.                           Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, provisions for loan losses and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 2018 and 2017, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

6.                           Business Segments, continued:

The following table presents the income by segment for the years ended 2018 and 2017 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	969,910	930,539	357,712	322,431	(2,414)	(21,169)	(8,995)	(4,336)	1,316,213	1,227,465	3,698	1,973	1,319,911	1,229,438
Net commissions income (loss)	184,545	184,049	45,905	43,443	(4,031)	(4,306)	145,704	135,987	372,123	359,173	(12,168)	(11,499)	359,955	347,674
Other operating income	43,290	19,095	59,376	34,712	63,929	56,328	33,341	26,884	199,936	137,019	(6,519)	(4,861)	193,417	132,158
Total operating revenue	1,197,745	1,133,683	462,993	400,586	57,484	30,853	170,050	158,535	1,888,272	1,723,657	(14,989)	(14,387)	1,873,283	1,709,270
Provision for loan losses	(287,165)	(256,262)	5,637	21,415	—	—	118	(135)	(281,410)	(234,982)	—	—	(281,410)	(234,982)
Depreciation and amortization	(29,571)	(27,669)	(5,008)	(4,547)	(91)	(141)	(3,011)	(2,894)	(37,681)	(35,251)	—	—	(37,681)	(35,251)
Other operating expenses	(561,512)	(507,771)	(152,921)	(153,360)	(4,693)	(5,022)	(105,906)	(102,281)	(825,032)	(768,434)	14,989	14,387	(810,043)	(754,047)
Income attributable to associates	5,450	4,372	1,224	1,026	119	108	462	551	7,255	6,057	—	—	7,255	6,057
Income before income taxes	324,947	346,353	311,925	265,120	52,819	25,798	61,713	53,776	751,404	691,047	—	—	751,404	691,047
Income taxes													(156,531)	(115,034)
Income after income taxes													594,873	576,013

The following table presents assets and liabilities of the year ended 2018 and 2017 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	16,425,068	14,836,631	10,592,117	9,632,778	8,093,850	7,658,624	925,440	637,860	36,036,475	32,765,893	(388,615)	(232,137)	35,647,860	32,533,756
Current and deferred taxes													278,599	290,432
Total assets													35,926,459	32,824,188

Liabilities	10,369,534	9,369,206	9,873,018	9,553,312	11,982,709	10,545,395	764,736	479,244	32,989,997	29,947,157	(388,615)	(232,137)	32,601,382	29,715,020
Current and deferred taxes													20,924	3,453
Total liabilities													32,622,306	29,718,473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

7.                           Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the each year-end are detailed as follows:

	2018	2017
	MCh$	MCh$

Cash and due from banks:
Cash (*)	624,862	522,869
Deposit in Chilean Central Bank (*)	121,807	162,421
Deposits in other domestic banks	26,698	9,922
Deposits abroad	106,714	362,181
Subtotal - Cash and due from banks	880,081	1,057,393

Net transactions in the course of collection	244,758	226,097
Highly liquid financial instruments (**)	1,123,071	719,069
Repurchase agreements (**)	72,632	76,839
Total cash and cash equivalents	2,320,542	2,079,398

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**) It corresponds to negotiation instruments and available-for-sale investment instruments, and repurchase contracts that meet the definition of cash and cash equivalents.

	2018	2017
	MCh$	MCh$
Highly liquid financial instruments:

Financial Assets Held-for-trading	1,122,974	710,162
Available-for-sale Instruments	97	8,907
Total	1,123,071	719,069

(b)                     Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	2018	2017
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	210,743	204,624
Funds receivable	369,590	317,185
Subtotal transactions in the course of collection	580,333	521,809

Liabilities
Funds payable	(335,575)	(295,712)
Subtotal transactions in the course of payment	(335,575)	(295,712)
Net transactions in the course of settlement	244,758	226,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2018	2017
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	24,906	400,368
Central Bank of Chile promissory notes	1,410,080	662,190
Other instruments issued by the Chilean Government and Central Bank	88,486	254,606

Other instruments issued in Chile
Bonds from other domestic companies	7,532	—
Bonds from domestic banks	18,928	2,070
Deposits in domestic banks	101,484	218,307
Other instruments issued in Chile	1,663	715

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	4,446	322

Mutual fund investments
Funds managed by related companies	87,841	78,069
Funds managed by third-party	—	—
Total	1,745,366	1,616,647

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$115,749 million as of December 31, 2018 (Ch$5,096 million as of December 31, 2017). Repurchase agreements had a 2 days average expiration at the end of year 2018 (7 days in December 2017).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$34,456 as of December 31, 2018 (Ch$34,585 million as of December 31, 2017).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$99,268 million as of December 31, 2018 (Ch$158,731 million as of December 31, 2017). The repurchase agreements have an average expiration of 10 days at the end of the year 2018 (7 days in December 2017).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$11,397 million as of December 31, 2018 (Ch$15,032 million as of December 31, 2017), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)         Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of December 31, 2018 and 2017, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114
Central Bank promissory notes	742	—	—	—	—	—	—	—	—	—	—	—	742	—
Other instruments issued by the Chilean Government and Central Bank	—	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576
Subtotal	742	6,690	—	—	—	—	—	—	—	—	—	—	742	6,690
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	367	—	—	—	—	—	—	—	—	—	—	—	367	—
Deposits in domestic banks	2,053	13,297	—	—	—	—	—	—	—	—	—	—	2,053	13,297
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	70,334	47,357	16,918	19,207	6,875	5,090	—	—	—	—	—	—	94,127	71,654
Subtotal	72,754	60,654	16,918	19,207	6,875	5,090	—	—	—	—	—	—	96,547	84,951
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	73,496	67,344	16,918	19,207	6,875	5,090	—	—	—	—	—	—	97,289	91,641

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2018, the fair value of the instruments received amounts to Ch$95,316 million (Ch$95,665 million as of December, 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)         Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of December 31, 2018 and 2017, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	130,197	5,169	—	—	—	—	—	—	—	—	—	—	130,197	5,169
Central Bank promissory notes	—	5,095	—	—	—	—	—	—	—	—	—	—	—	5,095
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	130,197	10,264	—	—	—	—	—	—	—	—	—	—	130,197	10,264
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	2,013	—	—	—	—	—	—	—	—	—	—	—	2,013
Deposits in domestic banks	162,167	114,359	1,448	—	5,210	56,762	—	—	—	—	—	—	168,825	171,121
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	4,798	11,994	—	—	—	—	—	—	—	—	—	—	4,798	11,994
Subtotal	166,965	128,366	1,448	—	5,210	56,762	—	—	—	—	—	—	173,623	185,128
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	297,162	138,630	1,448	—	5,210	56,762	—	—	—	—	—	—	303,820	195,392

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of December 31, 2018 amounts to Ch$298,708 million (Ch$195,437 million in December 2017). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2018 and 2017, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,012
Interest rate swap	—	—	10,555	—	16,078	200,321	226,954	1,116	3,152
Total derivatives held for hedging purposes	—	—	10,555	—	27,210	200,321	238,086	1,116	6,164

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818
Total derivatives held as cash flow hedges	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818

Trading derivatives
Currency forward	8,414,296	9,941,108	13,350,051	3,843,703	92,395	35,374	35,676,927	735,444	631,047
Interest rate forward	—	—	—	—	—	—	—	—	—
Interest rate swap	3,977,068	9,065,335	25,723,239	17,216,272	7,219,269	9,129,644	72,330,827	287,611	284,840
Interest rate swap and cross currency swap	227,185	369,509	1,983,836	4,366,801	3,339,946	3,695,613	13,982,890	450,519	570,033
Call currency options	16,988	71,243	131,175	9,769	—	—	229,175	4,839	2,921
Put currency options	16,141	62,809	103,834	9,769	—	—	192,553	120	1,534
Total trading derivatives	12,651,678	19,510,004	41,292,135	25,446,314	10,651,610	12,860,631	122,412,372	1,478,533	1,490,375

Total	12,651,678	19,652,049	41,516,208	25,583,166	10,841,847	13,542,967	123,787,915	1,513,947	1,528,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(a)             Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	13,914	—	13,914	—	3,652
Interest rate swap	—	—	—	25,233	12,593	41,144	78,970	277	1,678
Total derivatives held for hedging purposes	—	—	—	25,233	26,507	41,144	92,884	277	5,330

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888
Total derivatives held as cash flow hedges	—	—	254,724	377,072	30,874	485,891	1,148,561	27,572	80,888

Trading derivatives
Currency forward	6,217,692	6,739,730	14,706,493	1,630,627	138,946	6,154	29,439,642	506,502	578,083
Interest rate forward	14,000	—	—	—	—	—	14,000	—	206
Interest rate swap	3,450,543	8,494,249	17,762,447	13,242,961	5,287,261	7,379,643	55,617,104	243,931	241,613
Interest rate swap and cross currency swap	156,414	458,006	1,934,358	3,126,560	2,440,814	3,165,088	11,281,240	466,192	504,209
Call currency options	23,191	32,444	94,359	3,782	—	—	153,776	514	475
Put currency options	19,140	25,163	97,634	3,936	—	—	145,873	2,841	3,433
Total trading derivatives	9,880,980	15,749,592	34,595,291	18,007,866	7,867,021	10,550,885	96,651,635	1,219,980	1,328,019

Total	9,880,980	15,749,592	34,850,015	18,410,171	7,924,402	11,077,920	97,893,080	1,247,829	1,414,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.       Derivative Instruments and Accounting Hedges, continued:

(b)       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of December 31, 2018 and 2017:

	2018	2017
	MCh$	MCh$
Hedge element
Commercial loans	11,132	13,914
Corporate bonds	226,954	78,970

Hedge instrument
Cross currency swap	11,132	13,914
Interest rate swap	226,954	78,970

(c)       Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,338)	(1,246)	(2,675)	(2,491)	(2,675)	(2,491)	(87,097)	(82,348)	(93,785)	(88,576)
Corporate Bond HKD	—	—	—	—	(66,378)	(11,052)	(21,601)	(68,634)	(83,608)	(19,202)	(263,206)	(298,776)	(434,793)	(397,664)
Corporate Bond CHF	—	—	(89,256)	(986)	(125,993)	(161,529)	(1,450)	(192,519)	(82,552)	(474)	(106,050)	(95,174)	(405,301)	(450,682)
Corporate Bond USD	—	—	—	—	(1,476)	—	(2,952)	—	(2,952)	—	(42,060)	—	(49,440)	—
Obligation USD	(870)	(212)	(86)	(235)	(49,401)	(93,173)	(105,622)	(43,385)	—	—	—	—	(155,979)	(137,005)
Corporate Bond JPY	—	—	(49,362)	(292)	(1,072)	(1,150)	(33,487)	(72,098)	(32,882)	(28,886)	(71,830)	(63,002)	(188,633)	(165,428)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,338	1,246	2,675	2,491	2,675	2,491	87,097	82,348	93,785	88,576
Cross Currency Swap HKD	—	—	—	—	66,378	11,052	21,601	68,634	83,608	19,202	263,206	298,776	434,793	397,664
Cross Currency Swap CHF	—	—	89,256	986	125,993	161,529	1,450	192,519	82,552	474	106,050	95,174	405,301	450,682
Cross Currency Swap USD	—	—	—	—	1,476	—	2,952	—	2,952	—	42,060	—	49,440	—
Cross Currency Swap USD	870	212	86	235	49,401	93,173	105,622	43,385	—	—	—	—	155,979	137,005
Cross Currency Swap JPY	—	—	49,362	292	1,072	1,150	33,487	72,098	32,882	28,886	71,830	63,002	188,633	165,428

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	144,458	2,344	237,340	281,377	173,263	414,764	195,590	59,737	542,523	555,461	1,293,174	1,313,683

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	—	—	(59,667)	(9,404)	(16,835)	(66,188)	(68,362)	(16,365)	(233,286)	(285,066)	(378,150)	(377,023)
Cross Currency Swap JPY	—	—	(50,247)	(1,061)	(2,740)	(3,372)	(37,432)	(85,598)	(35,213)	(35,063)	(78,611)	(77,895)	(204,243)	(202,989)
Cross Currency Swap USD	—	—	—	—	(47,797)	(111,077)	(107,893)	(44,840)	(1,243)	—	(36,888)	—	(193,821)	(155,917)
Cross Currency Swap CHF	—	—	(94,211)	(1,283)	(125,325)	(155,767)	(7,482)	(214,620)	(87,164)	(4,793)	(108,488)	(107,870)	(422,670)	(484,333)
Cross Currency Swap EUR	—	—	—	—	(1,811)	(1,757)	(3,621)	(3,518)	(3,608)	(3,516)	(85,250)	(84,630)	(94,290)	(93,421)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)             The unrealized results generated during the year 2018 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$30,943 million (credit to equity of Ch$14,979 million in December 31, 2017). The net effect of taxes charge to equity amounts to Ch$22,589 million (net credit to equity of Ch$11,159 million credit to equity during the period December 2017).

The accumulated balance for this concept as of December 31, 2018 corresponds to a charge in equity amounted to Ch$43,494 million (charge to equity of Ch$12,551 million as of December 31, 2017).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$85,659 million credit to income during the year 2018 (Ch$93,612 million debit to income during the period December 2017).

(c.5)               As of December 31, 2018 and 2017, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of December 31, 2018 and 2017, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

11.                    Loans and advances to Banks:

(a)                       As of December 31, 2018 and 2017, the balances presented in the item “Loans and advances to Banks” are as follows:

	2018	2017
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	100,023	120,017
Provisions for loans to domestic banks	(83)	(43)
Subtotal	99,940	119,974
Foreign Banks
Interbank loans commercial	239,797	187,006
Credits with third countries	41,872	61,091
Chilean exports trade loans	12,873	41,255
Provisions for loans to foreign banks	(1,006)	(540)
Subtotal	293,536	288,812
Central Bank of Chile
Non-available Central Bank deposits	1,100,306	350,000
Other Central Bank credits	525	916
Subtotal	1,100,831	350,916
Total	1,494,307	759,702

(b)                       The changes in provisions of the credits owed by the banks, during the years 2018 and 2017, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2017	100	429	529
Provisions established	—	111	111
Provisions released	(57)	—	(57)
Balance as of December 31, 2017	43	540	583
Provisions established	40	466	506
Provisions released	—	—	—
Balance as of December 31, 2018	83	1,006	1,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of December 31, 2018 and 2017, the portfolio of loans is composed as follows:

	2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,135,653	56,275	298,916	11,490,844	(104,382)	(100,310)	(204,692)	11,286,152
Foreign trade loans	1,290,718	7,619	14,012	1,312,349	(36,984)	(3,449)	(40,433)	1,271,916
Current account debtors	215,228	3,500	3,443	222,171	(3,723)	(9,067)	(12,790)	209,381
Factoring transactions	694,367	3,847	2,517	700,731	(11,289)	(1,901)	(13,190)	687,541
Student loans	50,230	—	1,667	51,897	—	(1,502)	(1,502)	50,395
Commercial lease transactions (1)	1,524,226	23,270	24,092	1,571,588	(5,283)	(3,947)	(9,230)	1,562,358
Other loans and accounts receivable	72,163	382	8,367	80,912	(1,543)	(6,579)	(8,122)	72,790
Subtotal	14,982,585	94,893	353,014	15,430,492	(163,204)	(126,755)	(289,959)	15,140,533
Mortgage loans
Letters of credit	19,820	—	1,552	21,372	—	(5)	(5)	21,367
Endorsable mortgage loans	40,790	—	1,474	42,264	—	(29)	(29)	42,235
Other residential lending	7,816,433	—	157,416	7,973,849	—	(26,245)	(26,245)	7,947,604
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,949	—	268	10,217	—	(167)	(167)	10,050
Subtotal	7,886,998	—	160,710	8,047,708	—	(26,446)	(26,446)	8,021,262
Consumer loans
Consumer loans in installments	2,711,285	—	246,207	2,957,492	—	(231,753)	(231,753)	2,725,739
Current account debtors	310,344	—	2,401	312,745	—	(13,870)	(13,870)	298,875
Credit card debtors	1,145,106	—	19,958	1,165,064	—	(44,579)	(44,579)	1,120,485
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	8	—	804	812	—	(492)	(492)	320
Subtotal	4,166,752	—	269,370	4,436,122	—	(290,694)	(290,694)	4,145,428
Total	27,036,335	94,893	783,094	27,914,322	(163,204)	(443,895)	(607,099)	27,307,223

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2018 Ch$758,772 million correspond to finance leases for real estate and Ch$812,825 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,199,048	67,602	294,976	10,561,626	(118,710)	(81,377)	(200,087)	10,361,539
Foreign trade loans	948,547	10,627	24,364	983,538	(38,752)	(2,311)	(41,063)	942,475
Current account debtors	265,842	2,706	2,392	270,940	(3,509)	(6,350)	(9,859)	261,081
Factoring transactions	643,352	2,552	931	646,835	(9,349)	(2,037)	(11,386)	635,449
Student loans	44,407	—	1,617	46,024	—	(1,319)	(1,319)	44,705
Commercial lease transactions (1)	1,337,411	17,468	26,637	1,381,516	(4,946)	(8,215)	(13,161)	1,368,355
Other loans and accounts receivable	55,521	298	6,815	62,634	(912)	(5,688)	(6,600)	56,034
Subtotal	13,494,128	101,253	357,732	13,953,113	(176,178)	(107,297)	(283,475)	13,669,638
Mortgage loans
Letters of credit	27,568	—	2,105	29,673	—	(11)	(11)	29,662
Endorsable mortgage loans	52,229	—	1,800	54,029	—	(58)	(58)	53,971
Other residential lending	7,229,037	—	151,691	7,380,728	—	(31,478)	(31,478)	7,349,250
Credit from ANAP	8	—	—	8	—	—	—	8
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,127	—	441	8,568	—	(217)	(217)	8,351
Subtotal	7,316,969	—	156,037	7,473,006	—	(31,764)	(31,764)	7,441,242
Consumer loans
Consumer loans in installments	2,311,482	—	227,239	2,538,721	—	(175,659)	(175,659)	2,363,062
Current account debtors	314,506	—	2,149	316,655	—	(10,446)	(10,446)	306,209
Credit card debtors	1,134,476	—	22,654	1,157,130	—	(56,525)	(56,525)	1,100,605
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8	—	902	910	—	(313)	(313)	597
Subtotal	3,760,472	—	252,944	4,013,416	—	(242,943)	(242,943)	3,770,473
Total	24,571,569	101,253	766,713	25,439,535	(176,178)	(382,004)	(558,182)	24,881,353

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2017 Ch$653,575 million correspond to finance leases for real estate and Ch$727,941 million correspond to finance leases for movable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, net, continued:

(a.ii)            Impaired Portfolio:

As of December 31, 2018 and 2017, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,075,493	13,593,249	354,999	359,864	15,430,492	13,953,113	(163,204)	(176,178)	(126,755)	(107,297)	(289,959)	(283,475)	15,140,533	13,669,638
Mortgage loans	7,886,998	7,316,969	160,710	156,037	8,047,708	7,473,006	—	—	(26,446)	(31,764)	(26,446)	(31,764)	8,021,262	7,441,242
Consumer loans	4,166,752	3,760,472	269,370	252,944	4,436,122	4,013,416	—	—	(290,694)	(242,943)	(290,694)	(242,943)	4,145,428	3,770,473
Total	27,129,243	24,670,690	785,079	768,845	27,914,322	25,439,535	(163,204)	(176,178)	(443,895)	(382,004)	(607,099)	(558,182)	27,307,223	24,881,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

The changes in credits risk provisions, during the years 2018 and 2017, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2017	221,085	105,174	33,866	249,866	609,991
Charge-offs	(13,774)	(44,942)	(5,093)	(254,981)	(318,790)
Sales or transfers of credits	(13,074)	—	—	—	(13,074)
Allowances established	—	47,065	2,991	248,058	298,114
Allowances released	(18,059)	—	—	—	(18,059)
Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182

Balance as of January 01,2018	176,178	107,297	31,764	242,943	558,182
Charge-offs	(5,750)	(46,669)	(6,993)	(233,511)	(292,923)
Sales or transfers of credits	(2,144)	—	—	—	(2,144)
Allowances established (*)	—	66,150	1,675	281,262	349,087
Allowances released	(5,080)	(23)	—	—	(5,103)
Balance as of December 31, 2018	163,204	126,755	26,446	290,694	607,099

(*) See Note No.4 “Changes in Accounting policies and Disclosures”.

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.                  As of December 31, 2018 and 2017, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (e) and (f).

2.                  As of December 31, 2018 and 2017 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (f)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(c)        Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	519,186	461,354	(60,216)	(54,216)	458,970	407,138
From 1 to 2 years	383,164	338,305	(44,066)	(39,946)	339,098	298,359
From 2 to 3 years	255,997	230,920	(28,740)	(26,136)	227,257	204,784
From 3 to 4 years	162,310	146,921	(19,471)	(17,680)	142,839	129,241
From 4 to 5 years	108,453	99,268	(13,992)	(12,564)	94,461	86,704
After 5 years	336,705	278,607	(33,666)	(27,315)	303,039	251,292
Total	1,765,815	1,555,375	(200,151)	(177,857)	1,565,664	1,377,518

(*)    The net balance receivable does not include past-due portfolio totaling Ch$5,933 million as of December 31, 2018 (Ch$3,998 million as of December 31, 2017).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(d)                       Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2018 and 2017 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2018	2017	2018	2017	2018		2017
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,284,128	2,005,706	38,430	21,718	2,322,558	8.32	2,027,424	7.97
Financial Services	2,119,641	1,845,464	2,784	6,185	2,122,425	7.60	1,851,649	7.28
Services	2,107,146	1,964,238	348	—	2,107,494	7.55	1,964,238	7.72
Construction	1,751,219	1,493,373	—	—	1,751,219	6.27	1,493,373	5.87
Agriculture and livestock	1,581,701	1,354,069	—	—	1,581,701	5.67	1,354,069	5.32
Manufacturing	1,544,090	1,369,293	34,613	30,399	1,578,703	5.66	1,399,692	5.50
Transportation and telecommunication	1,480,285	1,612,930	17,369	—	1,497,654	5.37	1,612,930	6.34
Electricity, gas and water	461,348	565,695	—	—	461,348	1.65	565,695	2.22
Mining	453,331	422,176	—	—	453,331	1.62	422,176	1.66
Fishing	156,444	145,266	—	—	156,444	0.56	145,266	0.57
Others	1,397,615	1,116,601	—	—	1,397,615	5.01	1,116,601	4.39
Subtotal	15,336,948	13,894,811	93,544	58,302	15,430,492	55.28	13,953,113	54.84
Residential mortgage loans	8,047,708	7,473,006	—	—	8,047,708	28.83	7,473,006	29.38
Consumer loans	4,436,122	4,013,416	—	—	4,436,122	15.89	4,013,416	15.78
Total	27,820,778	25,381,233	93,544	58,302	27,914,322	100.00	25,439,535	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

12.                    Loans to Customers, continued:

(e)                        Purchase of loan portfolio:

During the year 2018, the Bank acquired portfolio loans, whose nominal value amounted to Ch$36,919 million. The transaction involved the purchase of a portfolio from a local bank.

During the year 2017, the Bank acquired loan portfolios, whose nominal value amounted to Ch$1,495 million.

(f)                         Sale or transfer of loans from the loan portfolio:

During the year 2018 and 2017 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

	2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	22,277	(2,144)	21,876	1,743
Sale of written – off loans	—	—	—	—
Total	22,277	(2,144)	21,876	1,743

	2017
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	33,681	(13,074)	24,126	3,519
Sale of written – off loans	—	—	23	23
Total	33,681	(13,074)	24,149	3,542

(g)                        Securitization of own assets:

During the years 2018 and 2017, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

13.                    Investment Securities:

As of December 31, 2018 and 2017, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2018			2017
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	135,145	—	135,145	204,128	—	204,128
Promissory notes issued by the Central Bank of Chile	—	—	—	3,346	—	3,346
Other instruments of the Chilean Government and the Central Bank of Chile	29,077	—	29,077	148,894	—	148,894

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	92,491	—	92,491	99,572	—	99,572
Bonds from domestic banks	5,351	—	5,351	5,415	—	5,415
Deposits from domestic banks	559,108	—	559,108	956,733	—	956,733
Bonds from other Chilean companies	6,599	—	6,599	14,969	—	14,969
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	107,125	—	107,125	83,006	—	83,006

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	108,544	—	108,544	—	—	—

Total	1,043,440	—	1,043,440	1,516,063	—	1,516,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$6,965  million as of December 31, 2018 (Ch$5,177 million as of December 31, 2017). The repurchase agreements have an average maturity of 3 days as of December 31, 2018 (3 days in December 2017). Additionally, under the same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$31,415 million as of December 31, 2017. As of December 31, 2018, there is no amount for this concept.

In instruments of Foreign Institutions include mainly bank bonds.

As of   December 31, 2018, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$9,936 million (accumulated unrealized gain of Ch$1,851 million in December 2017), recorded as an equity valuation adjustment.

During the years 2018 and 2017, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of December 31, 2018 and 2017 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	2018	2017
	MCh$	MCh$

Unrealized (losses) gains	(11,387)	6,153
Realized losses (gains) reclassified to income	(400)	(5,149)
Subtotal	(11,787)	1,004
Income tax on other comprehensive income	3,194	(282)
Net effect in equity	(8,593)	722

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$44,561 million as of December 31, 2018 (Ch$38,041 million as of December 31, 2017), as follows:

		Ownership Interest		Equity		Book Value		Income (Loss)
		2018	2017	2018	2017	2018	2017	2018	2017
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	69,358	56,804	18,468	15,070	3,262	2,117
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	16,805	13,781	4,557	3,822	735	884
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	17,978	15,490	3,680	3,098	582	317
Redbanc S.A.	Banco de Chile	38.13	38.13	8,356	7,484	3,219	2,894	325	403
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,592	4,696	1,894	1,589	305	236
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,952	11,490	1,474	1,417	56	66
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,161	3,659	1,129	995	204	215
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,106	5,838	944	908	58	66
Subtotal Associates				140,308	119,242	35,365	29,793	5,527	4,304

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	11,398	9,997	5,699	4,999	701	700
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,025	1,654	1,188	979	583	507
Subtotal Joint Ventures				13,423	11,651	6,887	5,978	1,284	1,207

Subtotal				153,731	130,893	42,252	35,771	6,811	5,511

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					1,646	1,646	376	480
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	57	58
Bolsa Electrónica de Chile S.A. (**)	Banchile Corredores de Bolsa					257	257	10	7
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift) (***)	Banco de Chile					89	50	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,309	2,270	444	546
Total						44,561	38,041	7,255	6,057

(1)    Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)    The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

(**) In the extraordinary shareholders meeting held on May 13, 2017, the exchange of 100,000 shares for each share of the company was agreed. Product of the above Banchile Corredores de Bolsa S.A. obtained 300,000 shares by owning 3 shares.

(***) As a result of the reallocation of shares, Banco de Chile made the purchase of 8 shares of the Company. With the above, the total number of shares is equivalent to 58 titles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies, continued:

(b)         Associates:

	2018
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	3,088	5,871	12,918	153	6,084	818,587	55,406	18,842	920,949
Non-current assets	3,985	857	22,221	4,239	14,741	85,971	412	6,431	138,857
Total Assets	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Current liabilities	1,321	622	14,179	231	9,907	833,788	36,676	10,111	906,835
Non-current liabilities	160	—	4,155	—	2,562	1,412	1,164	3,201	12,654
Total Liabilities	1,481	622	18,334	231	12,469	835,200	37,840	13,312	919,489
Equity	5,592	6,106	16,805	4,161	8,356	69,358	17,978	11,952	140,308
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Revenue	3,214	3,302	50,319	1	35,314	191,568	3,435	6,254	293,407
Operating expenses	(2,005)	(3,016)	(46,426)	(35)	(33,895)	(177,440)	(2,615)	(5,567)	(270,999)
Other income (expenses)	(25)	177	(173)	796	(260)	2,380	2,982	59	5,936
Gain before tax	1,184	463	3,720	762	1,159	16,508	3,802	746	28,344
Income tax	(268)	(79)	(870)	—	(308)	(4,038)	(894)	(292)	(6,749)
Gain for the year	916	384	2,850	762	851	12,470	2,908	454	21,595

	2017
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	2,351	5,114	11,114	51	6,371	744,681	50,474	11,270	831,426
Non-current assets	4,520	1,224	21,555	3,669	14,864	76,097	830	6,643	129,402
Total Assets	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Current liabilities	1,826	500	13,735	61	8,702	763,236	34,896	3,302	826,258
Non-current liabilities	349	—	5,153	—	5,049	738	918	3,112	15,319
Total Liabilities	2,175	500	18,888	61	13,751	763,974	35,814	6,414	841,577
Equity	4,696	5,838	13,781	3,659	7,484	56,804	15,490	11,490	119,242
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Revenue	2,275	3,086	49,403	9	34,083	175,975	3,358	6,315	274,504
Operating expenses	(1,359)	(2,666)	(44,664)	(33)	(32,334)	(167,052)	(1,998)	(5,281)	(255,387)
Other income (expenses)	—	141	(187)	826	(339)	1,625	649	88	2,803
Gain before tax	916	561	4,552	802	1,410	10,548	2,009	1,122	21,920
Income tax	(208)	(122)	(1,125)	—	(354)	(2,453)	(426)	(586)	(5,274)
Gain for the year	708	439	3,427	802	1,056	8,095	1,583	536	16,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

14.                    Investments in Other Companies, continued:

(c)                      Joint Ventures:

The Bank has a 50% interest in the jointly controlled entities Artikos S.A. and Servipag Ltda. Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below the summary financial information of the jointly controlled companies:

	Artikos S.A.		Servipag Ltda.
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Current assets	1,397	1,231	59,142	56,188
Non-current assets	1,503	1,246	15,371	16,669
Total Assets	2,900	2,477	74,513	72,857

Current liabilities	875	823	57,847	56,397
Non-current liabilities	—	—	5,268	6,463
Total Liabilities	875	823	63,115	62,860
Equity	2,025	1,654	11,398	9,997
Total Liabilities and Equity	2,900	2,477	74,513	72,857

Revenue	3,544	3,194	42,679	40,580
Operating expenses	(2,519)	(2,352)	(40,318)	(38,401)
Other income (expenses)	12	17	(339)	(473)
Gain before tax	1,037	859	2,022	1,706
Income tax	130	154	(621)	(305)
Gain for the year	1,167	1,013	1,401	1,401

(d)                      The change of investments in companies registered under the equity method in the years of 2018 and 2017, are as follows:

	2018	2017
	MCh$	MCh$

Initial book value	35,771	30,314
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	6,811	5,511
Dividends receivable	—	(136)
Dividends Minimum	136	560
Dividends received	(411)	(484)
Others	(55)	6
Total	42,252	35,771

(e)                        During the year ended as of December 31, 2018 and 2017 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets:

(a)                     As of December 31, 2018 and 2017 intangible assets are detailed as follows:

	Years
			Average remaining		Gross balance		Accumulated Amortization		Net balance
	Useful Life		amortization		2018	2017	2018	2017	2018	2017
	2018	2017	2018	2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	144,968	122,480	(92,907)	(83,435)	52,061	39,045
Total					144,968	122,480	(92,907)	(83,435)	52,061	39,045

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

15.                    Intangible Assets, continued:

(b)                       The change of intangible assets as of December 31, 2018 and 2017 are as follows:

2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,480
Acquisition	23,512
Disposals/ write-downs	(1,024)
Total	144,968

Accumulated Amortization
Balance as of January 1, 2018	(83,435)
Amortization for the year (*)	(10,496)
Disposals/ write-downs	1,024
Total	(92,907)
Balance as of December 31, 2018	52,061

2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	18,779
Disposals/ write-downs	(5,790)
Total	122,480

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the year (*)	(9,075)
Disposals/ write-downs	5,790
Total	(83,435)
Balance as of December 31, 2017	39,045

(*) See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of December 31, 2018 and 2017, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	2018	2017
Detail	MCh$	MCh$

Software and licenses	11,806	5,129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

16.                    Property and equipment:

(a)                       The properties and equipment as of December 31, 2018 and 2017 are composed as follows:

	Years						Accumulated
			Average remaining		Gross balance		Depreciation		Net balance
	Useful Life		depreciation		2018	2017	2018	2017	2018	2017
	2018	2017	2018	2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	27	21	21	320,585	311,428	(150,099)	(142,768)	170,486	168,660
Equipment	5	5	3	3	183,220	184,369	(148,455)	(148,006)	34,765	36,363
Others	7	6	4	4	53,500	52,552	(42,879)	(41,316)	10,621	11,236
Total					557,305	548,349	(341,433)	(332,090)	215,872	216,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

16.                    Property and equipment, continued:

(b)                       The changes in properties and equipment as of December 31, 2018 and 2017 are as follows:

	2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/Sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment losses (*)	(287)	(6)	(41)	(334)
Total	320,585	183,220	53,500	557,305

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (*) (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Total	(150,099)	(148,455)	(42,879)	(341,433)

Balance as of December 31, 2018	170,486	34,765	10,621	215,872

	2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs/Sales	(1,365)	(4,851)	(1,569)	(7,785)
Impairment losses (*) (***)	—	—	(3)	(3)
Total	311,428	184,369	52,552	548,349

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the year (*) (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals of the year	1,172	4,851	1,526	7,549
Transfers	—	143	(143)	—
Total	(142,768)	(148,006)	(41,316)	(332,090)

Balance as of December 31, 2017	168,660	36,363	11,236	216,259

(*)                       See Note No.35 Depreciation, Amortization and Impairment.

(**)                This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$368 million (Ch$368 million as of December 31, 2017).

(***)         This amount does not include charge-offs provision of Property and Equipment of Ch$163 million as of December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

16.                    Property and equipment, continued:

(c)                        As of December 31, 2018 and 2017, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments is detailed as follows:

		Lease Contracts
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Year 2018	34,773	2,929	5,828	23,578	46,143	28,730	26,697	133,905

Year 2017	33,017	2,764	5,522	23,462	45,891	33,789	34,401	145,829

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)                       As of December 31, 2018 and 2017, the Bank does not have any financial lease contracts and, therefore, there are no property and equipment balances that are in financial lease at the end of both years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2018 and 2017, according to the following detail:

	2018	2017
	MCh$	MCh$

Income tax	150,798	108,844
Less:
Monthly prepaid taxes	(126,917)	(123,717)
Credit for training expenses	(2,224)	(2,036)
Others	(1,410)	(2,670)
Total	20,247	(19,579)

Tax rate	27.0%	25.5%

	2018	2017
	MCh$	MCh$

Current tax assets	677	23,032
Current tax liabilities	(20,924)	(3,453)
Total tax (payable) receivable	(20,247)	19,579

(b)                     Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2018 and 2017, broken down as follows:

	2018	2017
	MCh$	MCh$
Income tax expense:
Current year tax	159,153	105,024
Tax Previous year	2,574	(1,401)
Subtotal	161,727	103,623
Charge (credit) for deferred taxes:
Origin and reversal of temporary differences	(7,819)	20,962
Effect of exchange rates on deferred tax	—	(6,975)
Subtotal	(7,819)	13,987
Others	2,623	(2,576)
Net charge to income for income taxes	156,531	115,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(c)                      Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2018 and 2017:

	2018		2017
	Tax rate		Tax rate
	%	MCh$	%	MCh$
Income tax calculated on net income before tax	27.00	202,879	25.50	176,217
Additions or deductions	(0.37)	(2,792)	(0.21)	(1,482)
Subordinated debt (*)	(3.26)	(24,515)	(5.64)	(38,997)
Price-level restatement	(3.87)	(29,102)	(2.65)	(18,312)
Tax Previous year	0.34	2,574	(0.20)	(1,401)
Effect in deferred taxes (changes in tax rate)	—	—	(1.01)	(6,975)
Other	1.00	7,487	0.87	5,984
Effective rate and income tax expense	20.84	156,531	16.66	115,034

(*) The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the year 2018 is 20.84% (16.66% in December 2017).

On September 29, 2014, Law 20,780 was published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

17.                    Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of December
	31, 2017	Income	Equity	31, 2018
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	195,192	11,005	—	206,197
Personnel provisions	12,238	756	—	12,994
Staff vacations	6,908	333	—	7,241
Accrued interests adjustments from impaired loans	3,414	(182)	—	3,232
Staff severance indemnities provision	573	(8)	35	600
Provision of credit cards expenses	8,955	858	—	9,813
Provision of accrued expenses	16,358	(3,203)	—	13,155
Adjustment for valuation of financial assets available-for-sale	—	—	2,695	2,695
Leasing	32,549	10,439	—	42,988
Other adjustments	17,372	(4,980)	—	12,392
Total Debit Differences	293,559	15,018	2,730	311,307

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,281	709	—	14,990
Adjustment for valuation of financial assets available-for-sale	499	—	(499)	—
Transitory assets	4,331	28	—	4,359
Loans accrued to effective rate	1,608	(39)	—	1,569
Advance payment of lump-sum under union contracts	—	6,173	526	6,699
Other adjustments	5,440	328	—	5,768
Total Credit Differences	26,159	7,199	27	33,385

Deferred, Net	267,400	7,819	2,703	277,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks and Financial Institutions, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

	2018
			Tax value assets
(e.1) Loans to customers as of	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,494,307	1,495,395	—	—	—
Commercial loans	13,018,976	13,519,191	21,584	59,773	81,357
Consumer loans	4,145,419	4,850,068	731	24,424	25,155
Residential mortgage loans	8,021,262	8,047,078	8,818	210	9,028
Total	26,679,964	27,911,732	31,133	84,407	115,540

	2017
			Tax value assets
(e.1) Loans to customers as of	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	759,702	760,284	—	—	—
Commercial loans	11,722,962	12,187,728	22,603	52,169	74,772
Consumer loans	3,770,473	4,366,937	682	24,024	24,706
Residential mortgage loans	7,441,242	7,471,121	9,117	211	9,328
Total	23,694,379	24,786,070	32,402	76,404	108,806

(*) In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

17.       Current and Deferred Taxes, continued:

	2018
	Balance as of January 1, 2018	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2018
(e.2) Provisions on past-due loans	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	52,169	(40,576)	93,336	(45,156)	59,773
Consumer loans	24,024	(230,382)	259,589	(28,807)	24,424
Residential mortgage loans	211	(2,660)	13,067	(10,408)	210
Total	76,404	(273,618)	365,992	(84,371)	84,407

	2017
	Balance as of January 1, 2017	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2017
(e.2) Provisions on past-due loans	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	54,044	(40,761)	83,773	(44,887)	52,169
Consumer loans	22,386	(251,609)	278,168	(24,921)	24,024
Residential mortgage loans	168	(1,320)	11,375	(10,012)	211
Total	76,598	(293,690)	373,316	(79,820)	76,404

	2018	2017
(e.3) Charge-offs and recoveries	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	12,914	17,002
Write-offs resulting in provisions released	711	747
Recovery or renegotiation of written-off loans	60,579	49,479

	2018	2017
(e.4) Application of Art. 31 No. 4 first & third subsections	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	711	747

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

18.       Other Assets:

(a)      Item composition:

At the end of each year, the item is composed as follows:

	2018	2017
	MCh$	MCh$

Assets held for leasing (*)	101,848	127,979

Assets received or awarded as payment (**)
Assets awarded at judicial sale	14,171	11,433
Assets received in lieu of payment	3,623	2,730
Provision for assets received in lieu of payment or awarded	(806)	(818)
Subtotal	16,988	13,345

Other Assets
Deposits by derivatives margin	336,548	174,254
Recoverable income taxes	44,665	20,437
Prepaid expenses	37,394	12,180
Other accounts and notes receivable	29,080	99,201
Trading and brokerage (***)	28,478	32,593
VAT receivable	15,021	11,965
Servipag available funds	13,991	12,626
Investment properties	13,938	14,306
Commissions receivable	12,155	6,387
Accounts receivable for sale of assets received in lieu of payment	4,816	3,353
Pending transactions	2,070	2,151
Rental guarantees	1,895	1,849
Assets recovered from leasing for sale	1,064	3,053
Materials and supplies	745	662
Others	12,684	11,633
Subtotal	554,544	406,650
Total	673,380	547,974

(*)                    These correspond to property and equipment to be given under finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0877% (0.0694% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

18.       Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the 2018 and 2017 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2017	2,104
Provisions used	(2,947)
Provisions established	1,661
Provisions released	—
Balance as of December 31, 2017	818
Provisions used	(2,781)
Provisions established	2,769
Provisions released	—
Balance as of December 31, 2018	806

19.       Current accounts and Other Demand Deposits:

As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Current accounts	7,725,465	7,200,050
Other demand deposits	1,143,414	1,081,223
Other deposits and sight accounts	715,609	634,433
Total	9,584,488	8,915,706

20.       Savings accounts and Time Deposits:

As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Time deposits	10,343,922	9,743,968
Term savings accounts	224,303	214,120
Other term balances payable	87,949	109,690
Total	10,656,174	10,067,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

21.       Borrowings from Financial Institutions:

(a)                       As of December 31, 2018 and 2017, borrowings from financial institutions are detailed as follows:

	2018	2017
	MCh$	MCh$

Domestic banks
Banco do Brasil	7,001	1,100
Banco Security	374	—
Subtotal domestic banks	7,375	1,100

Foreign banks
Foreign trade financing
Wells Fargo Bank	225,087	185,255
Citibank N.A.	212,329	246,937
Bank of America	210,279	166,651
Sumitomo Mitsui Banking	196,571	120,107
Bank of New York Mellon	152,828	43,143
The Bank of Nova Scotia	122,080	73,905
Toronto Dominion Bank	84,056	—
Mizuho Bank Ltd.	63,651	—
JP Morgan Chase Bank	62,557	39
Zuercher Kantonalbank	55,621	—
Commerzbank AG	1,084	71,602
Standard Chartered Bank	296	76,268
ING Bank	—	57,331
HSBC Bank USA	—	46,179
Others	24	82
Borrowings and other obligations
Wells Fargo Bank	104,637	92,684
Citibank N.A.	15,940	4,618
Standard Chartered Bank	1,612	—
Bank of America	486	—
Deutsche Bank AG	161	5,551
Banco Santander Euro	—	3,575
Others	85	—
Subtotal foreign banks	1,509,384	1,193,927

Chilean Central Bank	—	1

Total	1,516,759	1,195,028

(b)                       Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	2018	2017
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	—	1
Total	—	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

22.                    Debt Issued:

As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Mortgage bonds	16,368	23,424
Bonds	6,772,990	5,769,334
Subordinated bonds	686,194	696,217
Total	7,475,552	6,488,975

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$1,216,867 million and Ch$940,720 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal others currency		132,441
Total as of December 31, 2018		1,216,867

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bofa Merrill Lynch	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

During the year ended December 31, 2018, there were no subordinated bonds, issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the year ended as of December 31, 2017, Banco de Chile issued bonds by an amount of Ch$1,399,001 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$590,052 million and Ch$808,949 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIBQ0915	UF	58,643	13	3.00	20/01/2017	20/01/2030
BCHIBH0915	UF	56,338	9	2.70	01/02/2017	01/02/2026
BCHIBP1215	UF	58,157	13	3.00	06/03/2017	06/03/2030
BCHIBC1215	UF	30,544	6	2.50	06/03/2017	06/03/2023
BCHIBC1215	UF	5,554	6	2.50	07/03/2017	07/03/2023
BCHIBC1215	UF	19,600	6	2.50	12/04/2017	12/04/2023
BCHIBG1115	UF	85,115	9	2.70	09/05/2017	09/05/2026
BCHIBE1115	UF	55,097	7	2.70	16/10/2017	16/10/2024
BCHIBR1215	UF	57,350	13	3.00	17/11/2017	17/11/2030
Subtotal UF		426,398

BONO EUR	EUR	36,782	15	1.71	26/04/2017	26/04/2032
BONO JPY	JPY	55,506	20	1.02	17/10/2017	17/10/2037
BONO USD	USD	71,366	20	2.49	20/12/2017	20/12/2037
Subtotal others currency		163,654
Total as of December 31, 2017		590,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	13,223	1.37	05/01/2017	05/06/2017
Wells Fargo Bank	USD	16,702	1.50	06/01/2017	03/07/2017
Wells Fargo Bank	USD	6,681	1.48	06/01/2017	05/07/2017
Wells Fargo Bank	USD	3,340	1.38	06/01/2017	05/06/2017
Wells Fargo Bank	USD	3,340	1.27	06/01/2017	08/05/2017
Wells Fargo Bank	USD	3,340	1.17	06/01/2017	06/04/2017
Wells Fargo Bank	USD	24,906	1.20	09/01/2017	10/04/2017
Wells Fargo Bank	USD	671	1.47	09/01/2017	10/07/2017
Citibank N.A.	USD	2,685	1.47	09/01/2017	28/07/2017
Citibank N.A.	USD	67,131	1.27	09/01/2017	12/05/2017
Wells Fargo Bank	USD	20,105	1.36	10/01/2017	09/06/2017
Bofa Merrill Lynch	USD	16,754	1.35	10/01/2017	09/06/2017
Wells Fargo Bank	USD	1,318	1.23	13/01/2017	12/05/2017
Wells Fargo Bank	USD	3,295	1.43	13/01/2017	12/07/2017
Bofa Merrill Lynch	USD	3,884	1.70	07/02/2017	06/02/2018
Bofa Merrill Lynch	USD	4,531	1.70	07/02/2017	06/02/2018
Bofa Merrill Lynch	USD	11,017	1.70	08/02/2017	07/02/2018
Wells Fargo Bank	USD	12,797	1.40	10/02/2017	01/09/2017
Wells Fargo Bank	USD	19,196	1.40	10/02/2017	11/09/2017
Wells Fargo Bank	USD	19,284	1.70	13/02/2017	12/02/2018
Wells Fargo Bank	USD	1,607	1.32	13/02/2017	14/08/2017
Citibank N.A.	USD	10,992	1.04	15/02/2017	15/05/2017
Citibank N.A.	USD	15,977	1.34	15/02/2017	15/08/2017
Citibank N.A.	USD	4,474	1.34	15/02/2017	15/08/2017
Citibank N.A.	USD	4,471	1.35	16/02/2017	08/09/2017
Wells Fargo Bank	USD	9,885	1.40	21/03/2017	29/09/2017
Bofa Merrill Lynch	USD	33,024	1.16	24/03/2017	23/06/2017
Bofa Merrill Lynch	USD	26,419	1.16	24/03/2017	23/06/2017
Bofa Merrill Lynch	USD	33,165	1.42	30/03/2017	27/09/2017
Wells Fargo Bank	USD	16,651	1.30	10/04/2017	08/08/2017
Wells Fargo Bank	USD	13,351	1.45	11/04/2017	10/10/2017
Citibank N.A.	USD	33,061	1.30	12/06/2017	12/09/2017
Wells Fargo Bank	USD	2,645	1.48	12/06/2017	11/12/2017
Bofa Merrill Lynch	USD	7,972	1.30	16/06/2017	15/09/2017
Wells Fargo Bank	USD	6,643	1.75	16/06/2017	15/06/2018
Wells Fargo Bank	USD	6,786	1.81	21/06/2017	20/06/2018
Citibank N.A.	USD	10,418	1.48	23/06/2017	19/12/2017
Citibank N.A.	USD	5,960	1.46	27/06/2017	19/12/2017
Citibank N.A.	USD	26,487	1.35	27/06/2017	23/10/2017
Jp.Morgan Chase	USD	33,322	1.48	11/07/2017	08/11/2017
Citibank N.A.	USD	32,871	1.52	14/07/2017	12/01/2018
Wells Fargo Bank	USD	16,284	1.55	31/07/2017	31/01/2018
Wells Fargo Bank	USD	3,257	1.55	31/07/2017	31/01/2018
Wells Fargo Bank	USD	6,513	1.42	31/07/2017	31/10/2017
Wells Fargo Bank	USD	6,513	1.42	31/07/2017	31/10/2017
Wells Fargo Bank	USD	10,952	1.52	14/08/2017	09/02/2018
Wells Fargo Bank	USD	12,852	1.52	21/08/2017	16/02/2018
Wells Fargo Bank	USD	19,047	1.47	25/08/2017	22/12/2017
Wells Fargo Bank	USD	18,708	1.63	13/10/2017	11/04/2018
Wells Fargo Bank	USD	12,472	1.63	13/10/2017	09/04/2018
Wells Fargo Bank	USD	24,944	1.77	13/10/2017	10/07/2018
Wells Fargo Bank	USD	6,236	1.91	13/10/2017	12/10/2018
Bofa Merrill Lynch	USD	12,472	1.63	13/10/2017	12/04/2018
Jp.Morgan Chase	USD	8,215	1.83	14/11/2017	13/08/2018
Wells Fargo Bank	USD	15,883	1.65	21/11/2017	21/03/2018
Wells Fargo Bank	USD	42,624	1.75	07/12/2017	05/03/2018
Wells Fargo Bank	USD	1,596	2.25	14/12/2017	13/12/2018
Total as of December 31, 2017		808,949

During the year ended December 31, 2017, there were no subordinated bonds, issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

22.                    Debt Issued, continued:

During the financial year of December 31, 2018 and 2017, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Other Chilean obligations	95,912	104,665
Public sector obligations	22,102	32,498
Total	118,014	137,163

24.                    Provisions:

(a)                       As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Provisions for minimum dividends (*)	305,409	312,907
Provisions for personnel benefits and payroll expenses	92,579	86,628
Provisions for contingent loan risks	55,530	58,031
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	2,881	3,317
Other provisions for contingencies	468	21,733
Total	670,119	695,868

(*)                   See Note No. 27 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(b)                       The following table shows the changes in provisions and accrued expenses during the years 2018 and 2017:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	312,907	68,491	4,350	—	—	385,748
Provisions used	(285,233)	(65,208)	—	—	—	(350,441)
Provisions released	—	—	—	—	(1,463)	(1,463)
Balances as of December 31, 2017	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	305,409	72,946	—	—	3	378,358
Provisions used	(312,907)	(66,995)	—	—	(19,347)	(399,249)
Provisions released	—	—	(2,501)	—	(2,357)	(4,858)
Balances as of December 31, 2018	305,409	92,579	55,530	213,252	3,349	670,119

(c)       Provisions for personnel benefits and payroll:

	2018	2017
	MCh$	MCh$

Provisions for performance bonuses	47,797	43,372
Staff accrued vacation provision	26,855	25,159
Staff severance indemnities	7,754	7,676
Other personnel benefits provision	10,173	10.421
Total	92,579	86,628

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(d)       Staff severance indemnities:

(i)        Changes in the staff severance indemnities:

	2018	2017
	MCh$	MCh$

Present value of the obligations at the beginning of the year	7,676	8,851
Increase (Decrease) in provision	550	257
Benefit paid	(599)	(1,268)
Effect of change in actuarial factors	127	(164)
Total	7,754	7,676

(ii)       Net benefits expenses:

	2018	2017
	MCh$	MCh$

(Decrease) Increase in provisions	250	(86)
Interest cost of benefits obligations	300	343
Effect of change in actuarial factors	127	(164)
Net benefit expenses	677	93

(iii)      Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2018	December 31, 2017
	%	%

Discount rate	4.25	4.53
Salary increase rate	4.42	4.14
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

24.       Provisions, continued:

(e)                        Changes in compliance bonuses provision:

	2018	2017
	MCh$	MCh$

Balances as of January 1	43,372	37,868
Provisions established	40,058	37,815
Provisions used	(35,633)	(32,311)
Provisions release	—	—
Total	47,797	43,372

(f)                         Changes in staff accrued vacation provision:

	2018	2017
	MCh$	MCh$

Balances as of January 1	25,159	25,539
Provisions established	7,529	5,626
Provisions used	(5,833)	(6,006)
Provisions release	—	—
Total	26,855	25,159

(g)        Employee benefits share-based provision:

As of December 31, 2018 and 2017, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of December 31, 2018 and 2017, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$55,530 million (Ch$58,031 million in December 2017). See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

25.       Other Liabilities:

As of December 31, 2018 and 2017, this item is composed as follows:

	2018	2017
	MCh$	MCh$

Accounts and notes payable	176,826	190,158
Income received in advance	5,743	5,576
Dividends payable	1,079	1,186

Other liabilities
Securities unliquidated	106,071	2,625
Documents intermediated (*)	53,492	49,672
Cobranding	36,081	32,905
VAT debit	13,719	12,883
Insurance payments	992	478
Outstanding transactions	616	675
Others	17,905	13,003
Total	412,524	309,161

(*)       This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

26.       Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	2018	2017
	MCh$	MCh$
Contingent loans
Guarantees and sureties	341,676	285,035
Confirmed foreign letters of credit	56,764	64,970
Issued letters of credit	388,396	94,313
Bank guarantees	2,232,682	2,220,828
Freely disposition credit lines	7,769,325	7,240,406
Other credit commitments	46,561	60,609

Transactions on behalf of third parties
Documents in collections	160,367	168,353
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	27,334	7,121
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	103,319	133,794
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	6,930,293	5,738,873
Securities held in safe custody in other entities	13,783,748	14,990,439
Total	31,840,465	31,004,741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2018 the Bank maintain provisions for judicial contingencies amounting to Ch$204 million (Ch$21,470 million as of December 31, 2017) (*)), which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2018
	2019	2020	2021	2022	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	24	180	—	—	204

(*)The trial in which the National Consumer Service brought a collective action against Banco de Chile ended by virtue of a conciliation agreement entered into between the parties on June 14, 2018, which was approved by the court by an executed resolution.

(b.2)          Contingencies for significant lawsuits in courts:

As of December 31, 2018 and 2017 there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted by operations:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,977,300, maturing January 10, 2019 (UF 2,588,500, maturing on January 10, 2018 as of December 31, 2017). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 586,200.

As of December 31, 2018 and 2017 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) (now the Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 499,800, with maturity on January 10, 2019.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2018	2017
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	59,074	20,249
Electronic Chilean Securities Exchange, Stock Exchange	17,223	29,926

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,976	3,995
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	3,864
Total	82,273	58,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2019, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2019.

It also provided a bank guarantee No. 359886-6 in the amount of UF 242,000 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2019.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2018 the entity maintains two insurance policies with effect from April 15, 2018 to April 14, 2019 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2018	2017
	MCh$	MCh$

Freely disposition credit lines	29,255	34,031
Bank guarantees provision	22,806	20,509
Guarantees and sureties provision	2,891	2,871
Letters of credit provision	494	360
Other credit commitments	84	260
Total	55,530	58,031

(e)                      On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the CMF) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the 11th Civil Court of Santiago against Exempt Resolution N°270 of October 30, 2014 of the SVS (now the CMF), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. On December 10, 2018, the aforementioned Court summoned the parties to hear the sentence, which to date has not yet been dictated.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                    Equity:

(a)       Capital:

(i)                                     Authorized, subscribed and paid shares:

As of December 31, 2018, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (99,444,132,192 shares as of December 31, 2017), with no par value, subscribed and fully paid.

	As of December 31, 2018
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.306%
LQ Inversiones Financieras S.A.	27,460,203,382	27.184%
Sociedad Matriz del Banco de Chile S.A.	12,138,573,251	12.016%
Banco Santander (on behalf foreign investors)	3,439,864,114	3.405%
Banchile Corredores de Bolsa S.A. (on behalf investors)	3,159,186,953	3.127%
Banco Itaú Corpbanca (on behalf investors)	2,924,345,509	2.895%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	2,460,416,617	2.436%
Ever 1 BAE S. P. A.	2,303,065,577	2.280%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
A.F.P. Habitat S.A.	1,551,740,366	1.536%
J. P. Morgan Chase Bank	1,418,927,508	1.405%
A.F.P. Provida S.A.	1,173,558,237	1.162%
A.F.P. Cuprum S.A.	1,011,413,383	1.001%
A.F.P. Capital S.A.	757,283,486	0.750%
Inversiones Avenida Borgoño Limitada	617,644,066	0.611%
Inversiones CDP limitada	487,744,912	0.483%
Larraín Vial S.A. Corredora de Bolsa	444,107,165	0.440%
Santander S.A. Corredores de Bolsa	407,981,210	0.404%
BCI Corredor de Bolsa S.A.	331,846,694	0.329%

Subtotal	94,477,219,643	93.526%
Others shareholders	6,539,861,471	6.474%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                     Equity, continued:

(a)      Capital, continued

(i)                                     Authorized, subscribed and paid shares, continued:

	As of December 31, 2017
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.754%
LQ Inversiones Financieras S.A.	26,733,861,635	26.883%
Sociedad Matriz del Banco de Chile S.A.	12,138,567,444	12.206%
Banco Itaú Corpbanca (on behalf investors)	3,156,488,357	3.174%
Banchile Corredores de Bolsa S.A. (on behalf investors)	2,869,704,664	2.886%
Banco de Chile por cuenta de terceros Cap. XIV Resolución 5412 y 43	2,681,260,039	2.696%
Banco Santander (on behalf foreign investors)	2,508,172,950	2.522%
Ever 1 BAE S. P. A.	2,252,650,563	2.265%
Ever Chile SPA	2,153,381,222	2.165%
Inversiones Aspen Ltda.	1,559,146,686	1.568%
J. P. Morgan Chase Bank	1,550,626,859	1.559%
A.F.P. Habitat S.A.	1,217,596,971	1.224%
A.F.P. Provida S.A.	1,178,356,213	1.185%
A.F.P. Capital S.A.	1,063,933,631	1.070%
A.F.P. Cuprum S.A	964,787,967	0.970%
Inversiones Avenida Borgoño Limitada	603,306,499	0.607%
Inversiones CDP limitada	477,067,984	0.480%
BCI Corredor de Bolsa S.A.	443,997,694	0.447%
Larraín Vial S.A. Corredora de Bolsa	438,631,693	0.441%
Santander S.A. Corredores de Bolsa	383,042,465	0.385%

Subtotal	92,968,283,325	93.488%
Others shareholders	6,475,848,867	6.512%
Total	99,444,132,192	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                     Equity, continued:

(a)      Capital, continued:

(ii)                                  Shares:

(ii.1)        On July 12, 2018, Banco de Chile informs regarding the capitalization of 40% of the distributable net income obtained during the fiscal year ending the 31st of December, 2017, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on March 22, 2018, where it was agreed to increase the Bank´s capital in the amount of Ch$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, of no par value, payable through the distributable net income for the year 2017 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (“SBIF”) with the No.1/2018, on July 9, 2018.

The Board of Directors of Banco de Chile, at the meeting No. 2,883, dated July 12, 2018, agreed to set as the date for issuance and distribution of the fully paid in shares on July 26, 2018.

(ii.2)                       The following table shows the changes in share from December 31, 2016 to December 31, 2018:

Total
Ordinary Shares

Total shares as of December 31, 2016	97,624,347,430

Capitalization of earning — Issue fully paid-in shares	1.819.784.762

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning — Issue fully paid-in shares (*)	1,572,948,922

Total shares as December 31, 2018	101,017,081,114

(*) See Note No. 5 (f).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(b)                     Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the period ended as of December 31, 2018 ascend to Ch$509,015 million (Ch$521,511 million as of December 31, 2017).

As stated, the retention of earnings for the year ended December 31, 2017, made in March of 2018 amounted to Ch$54,501 million (the retention of earnings for the year ended December 31, 2016, made in March of 2017 amounted to Ch$76,861 million).

(c)                       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 de Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

(d)                      Provision for minimum dividends:

From the year 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, as of December 31, 2018 the Bank recorded in the liability under the item “Provisions” an amount of Ch$305,409 million (Ch$312,907 million in December 2017), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2018 and 2017 were determined as follows:

	2018	2017
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	594,872	576,012
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	5.89	5.70

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	594,872	576,012
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	5.89	5.70

(*)             As of December 2017 considers the number of fully paid-in shares issued on July 26, 2018.

As of December 31, 2018 and 2017, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

27.                    Equity, continued:

(f)                       Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the year 2018 it was made a charge to equity for Ch$30,943 million (credit to equity of Ch$14,979 million in 2017). The income tax effect presented a credit to equity of Ch$8,354 million (charge of Ch$3,820 million in 2017).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the year 2018, it was made a charge to equity for Ch$11,787 million (credit of Ch$1,004 million during the year 2017). The deferred tax effect meant a credit to equity of Ch$3,194 million (debit to equity of Ch$282 million in 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

28.       Interest Revenue and Expenses:

(a)                     On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	2018				2017
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	694,710	151,987	4,143	850,840	692,154	87,764	7,417	787,335
Consumer loans	602,627	1,841	8,827	613,295	603,690	1,196	9,528	614,414
Residential mortgage loans	283,066	214,620	5,010	502,696	276,259	120,788	5,165	402,212
Financial investment	40,195	12,270	—	52,465	30,800	4,057	—	34,857
Repurchase agreements	2,767	—	—	2,767	1,714	—	—	1,714
Loans to banks	24,138	—	—	24,138	15,024	—	—	15,024
Other interest and indexation revenue	9,335	2,575	—	11,910	3,971	1,194	—	5,165
Total	1,656,838	383,293	17,980	2,058,111	1,623,612	214,999	22,110	1,860,721

The amount of interest recognized on a received basis for impaired portfolio in 2018 amounts to Ch$5,113 million (Ch$6,426 million in 2017).

(b)                       At the each year end, the stock of interest and UF indexation not recognized in income is the following:

	2018			2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,591	967	7,558	7,434	879	8,313
Residential mortgage loans	2,741	1,624	4,365	2,851	1,386	4,237
Consumer loans	42	—	42	32	17	49
Total	9,374	2,591	11,965	10,317	2,282	12,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

28.                    Interest Revenue and Expenses, continued:

(c)                        At each year end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	2018			2017
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	253,020	48,231	301,251	269,075	28,202	297,277
Debt securities issued	198,244	154,107	352,351	184,200	84,003	268,203
Other financial obligations	1,363	119	1,482	1,519	121	1,640
Repurchase agreements	8,901	—	8,901	5,193	—	5,193
Obligations with banks	29,274	1	29,275	19,255	—	19,255
Demand deposits	324	9,056	9,380	193	5,157	5,350
Other interest and indexation expenses	63	631	694	2	251	253
Total	491,189	212,145	703,334	479,437	117,734	597,171

(d)                       As of December 31, 2018 and 2017, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2018			2017
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	1,380	—	1,380	4,740	—	4,740
Loss from fair value accounting hedges	(3,605)	—	(3,605)	(5,385)	—	(5,385)
Gain from cash flow accounting hedges	284,424	304,246	588,670	239,296	175,888	415,184
Loss from cash flow accounting hedges	(341,149)	(280,552)	(621,701)	(213,939)	(230,722)	(444,661)
Net gain on hedge items	390	—	390	(3,990)	—	(3,990)
Total	(58,560)	23,694	(34,866)	20,722	(54,834)	(34,112)

(e)                        At each year end, the summary of interest is as follows:

	2018	2017
	MCh$	MCh$

Interest revenue	2,058,111	1,860,721
Interest expense	(703,334)	(597,171)

Subtotal interest income	1,354,777	1,263,550

Net gain (loss) from accounting hedges	(34,866)	(34,112)

Total net interest income	1,319,911	1,229,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Consolidated Statements of Income refers to the following items:

	2018	2017
	MCh$	MCh$
Commission income
Card services	167,201	155,572
Investments in mutual funds and others	91,173	86,103
Collections and payments	52,717	50,343
Portfolio management	46,730	43,915
Fees for insurance transactions	32,886	30,163
Guarantees and letters of credit	25,021	24,485
Trading and securities management	24,632	18,741
Use of distribution channel	20,974	18,204
Brand use agreement	14,840	14,515
Financial advisory services	5,046	5,536
Lines of credit and overdrafts	4,837	5,000
Other commission earned	19,057	19,125
Total commissions income	505,114	471,702

Commission expenses
Credit card transactions	(113,403)	(96,872)
Interbank transactions	(16,554)	(13,189)
Securities transactions	(7,544)	(6,802)
Collections and payments	(6,546)	(6,206)
Sales force	(258)	(213)
Other commission	(854)	(746)
Total commissions expenses	(145,159)	(124,028)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	2018	2017
	MCh$	MCh$

Trading derivative	85,961	(74,875)
Financial assets held-for-trading	50,643	56,266
Sale of loan portfolios (Note No.12 (f))	1,743	3,542
Sale of available-for-sale instruments	1,118	6,514
Net income on other transactions	391	303
Total	139,856	(8,250)

31.                    Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	2018	2017
	MCh$	MCh$

Gain from accounting hedges	118,690	(64,135)
Exchange difference, net	9,609	(7,221)
Indexed foreign currency	(125,598)	176,231
Total	2,701	104,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

32.                    Provisions for Loan Losses:

The change registered in income during 2018 and 2017 due to provisions, are summarized as follows:

	Loans and advance to		Loans to customers
	banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(506)	(54)	—	—	—	—	—	—	—	—	(2,368)	(1,219)	(2,874)	(1,273)
- Group provisions	—	—	(66,150)	(47,065)	(1,675)	(2,991)	(281,262)	(248,058)	(349,087)	(298,114)	—	(3,131)	(349,087)	(301,245)
Provisions established, net	(506)	(54)	(66,150)	(47,065)	(1,675)	(2,991)	(281,262)	(248,058)	(349,087)	(298,114)	(2,368)	(4,350)	(351,961)	(302,518)

Provisions released:
- Individual provisions	—	—	5,080	18,059	—	—	—	—	5,080	18,059	—	—	5,080	18,059
- Group provisions	—	—	23	—	—	—	—	—	23	—	4,869	—	4,892	—
Provisions realeased, net	—	—	5,103	18,059	—	—	—	—	5,103	18,059	4,869	—	9,972	18,059

Provision, net	(506)	(54)	(61,047)	(29,006)	(1,675)	(2,991)	(281,262)	(248,058)	(343,984)	(280,055)	2,501	(4,350)	(341,989)	(284,459)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	13,579	13,750	4,572	3,246	42,428	32,481	60,579	49,477	—	—	60,579	49,477

Provision for loan losses, net	(506)	(54)	(47,468)	(15,256)	2,897	255	(238,834)	(215,577)	(283,405)	(230,578)	2,501	(4,350)	(281,410)	(234,982)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

	2018	2017
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(349,593)	(298,168)
Allowances released of loans to customer and loans and advances to banks	5,103	18,059
Total allowances of loans to customer and loans and advances to banks	(344,490)	(280,109)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

33.                    Personnel Expenses:

Salaries and personnel expenses during 2018 and 2017 are as follows:

	2018	2017
	MCh$	MCh$

Remunerations	244,919	235,765
Bonuses and incentives	64,622	42,465
Variable compensation	36,901	36,471
Lunch and health benefits	26,698	26,836
Gratifications	26,275	25,402
Staff severance indemnities	19,941	21,241
Training expenses	3,909	3,555
Other personnel expenses	19,312	17,596
Total	442,577	409,331

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

34.                    Administrative Expenses:

This item is composed as follows:

	2018	2017
	MCh$	MCh$

General administrative expenses
Information technology and communications	79,300	69,933
Maintenance and repair of property and equipment	36,716	35,044
Office rental and equipment	27,012	25,810
External advisory services and professional services fees	16,690	11,514
Surveillance and securities transport services	11,828	11,927
Office supplies	8,535	8,238
Rent ATM area	7,761	7,207
Postal box, mail , postage and home delivery services	6,045	5,343
Energy, heating and other utilities	5,676	5,674
Insurance premiums	5,286	5,797
External service of financial information	4,787	4,510
Legal and notary expenses	4,398	3,913
Representation and travel expenses	3,763	4,040
External service of custody of documentation	3,088	3,218
Donations	1,982	2,538
Other general administrative expenses	8,591	6,905
Subtotal	231,458	211,611

Outsource services
Credit pre-evaluation	21,952	19,577
External technological developments expenses	9,984	10,418
Data processing	8,562	12,330
Certification and technology testing	6,823	6,532
Other	3,577	3,092
Subtotal	50,898	51,949

Board expenses
Board of Directors Compensation	2,511	2,497
Other Board expenses	298	458
Subtotal	2,809	2,955

Marketing expenses
Advertising	31,375	30,698
Subtotal	31,375	30,698

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	9,548	9,176
Real estate contributions	2,823	2,722
Patents	1,243	1,241
Other taxes	1,323	1,103
Subtotal	14,937	14,242
Total	331,477	311,455

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

35.                    Depreciation, Amortization and Impairment:

(a)                       The amounts corresponding to charges to results for depreciation and amortization during the 2018 and 2017, are detailed as follows:

	2018	2017
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	27,185	26,176
Amortization of intangibles assets (Note No. 15 (b))	10,496	9,075
Total	37,681	35,251

(b)                       As of December 31, 2018 and 2017 the impairment expenses is composed as follows:

	2018	2017
	MCh$	MCh$
Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	334	166
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	334	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

36.                    Other Operating Income:

During the years 2018 and 2017, the Bank and its subsidiaries present other operating income, according to the following:

	2018	2017
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	8,779	6,212
Other income	56	37
Subtotal	8,835	6,249

Release of provisions for contingencies
Country risk provisions	436	1,303
Other provisions for contingencies	7,526	160
Subtotal	7,962	1,463

Other income
Rental income	9,013	8,863
Reimbursements for insurance policies	6,346	230
Expense recovery	4,218	4,372
Gain on sale of property and equipment	3,634	624
Recovery from correspondent banks	2,591	2,710
Income from differences sale leased assets	2,586	1,360
Credit card income	2,504	7,690
Revaluation of prepaid monthly payments	1,224	843
Fiduciary and trustee commissions	286	250
Others	1,661	879
Subtotal	34,063	27,821

Total	50,860	35,533

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

37.                    Other Operating Expenses:

During the years 2018 and 2017, the Bank and its subsidiaries present other operating expenses, according to the following:

	2018	2017
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	6,638	7,550
Provisions for assets received in lieu of payment	3,361	1,984
Expenses to maintain assets received in lieu of payment	1,749	791
Subtotal	11,748	10,325

Provisions for contingencies
Country risk provisions	—	—
Other provisions	3	—
Subtotal	3	—

Other expenses
Write-offs for operating risks (*)	11,378	6,360
Leasings operational expenses	4,501	10,152
Card administration	2,640	2,890
Expenses for charge-off leased assets recoveries	2,287	1,115
Correspondent bank	882	857
Credit life insurance	294	294
Contribution to other organisms	253	252
Civil lawsuits	121	171
Losses on sale of property and equipment	2	1
Others	1,546	678
Subtotal	23,904	22,770

Total	35,655	33,095

(*) As a consequence of the technological security incident that affected the Bank on May 24, 2018, a net write-off has been recognized for external fraud committed directly against the Bank in its accounts held with foreign correspondent banks for Ch$6,002 million. As a result of the procedures of the insurance policies contracted to cover the losses associated with this type of events, at the end of the year were recognized revenues for the entirety of this amount. See Note No. 36 “Reimbursements for insurance policies”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

			Investment and
	Production and Services		Commercial
	Companies (*)		Companies (**)		Individuals (***)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	221,351	243,989	132,366	169,403	13,183	8,871	366,900	422,263
Residential mortgage loans	—	—	—	—	44,756	33,695	44,756	33,695
Consumer loans	—	—	—	—	10,074	7,265	10,074	7,265
Gross loans	221,351	243,989	132,366	169,403	68,013	49,831	421,730	463,223
Allowance for loan losses	(962)	(988)	(242)	(394)	(379)	(241)	(1,583)	(1,623)
Net loans	220,389	243,001	132,124	169,009	67,634	49,590	420,147	461,600

Contingent loans:
Guarantees and sureties	5,102	4,527	14,963	21,146	—	—	20,065	25,673
Letters of credits	5,310	294	2,776	1,170	—	—	8,086	1,464
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	45,842	34,457	30,122	23,071	—	—	75,964	57,528
Freely disposition credit lines	58,041	53,151	14,674	13,907	19,160	15,179	91,875	82,237
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	114,295	92,429	62,535	59,294	19,160	15,179	195,990	166,902
Provision for contingencies loans	(258)	(217)	(99)	(81)	(30)	(48)	(387)	(346)
Contingent loans, net	114,037	92,212	62,436	59,213	19,130	15,131	195,603	166,556

Amount covered by guarantee:
Mortgage	28,208	27,928	52,108	53,835	69,292	53,181	149,608	134,944
Warrant	—	—	—	—	—	—	—	—
Pledge	—	1,417	—	—	—	—	—	1,417
Others (****)	47,135	39,022	13,219	14,186	3,694	2,175	64,048	55,383
Total collateral	75,343	68,367	65,327	68,021	72,986	55,356	213,656	191,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                       For these effects are considered productive companies, those that meet the following conditions:

i)         They engage in production activities and generate a separate flow of income.

ii)                            Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)                Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)         Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)           These guarantees mainly correspond to shares and other financial guarantees.

(b)                            Other assets and liabilities with related parties:

	2018	2017
	MCh$	MCh$
Assets
Cash and due from banks	23,086	57,563
Transactions in the course of collection	35,469	13,249
Financial assets held-for-trading	205	—
Derivative instruments	415,683	323,186
Financial assets	14,690	—
Other assets	80,569	114,536
Total	569,702	508,534

Liabilities
Demand deposits	169,607	173,715
Transactions in the course of payment	58,987	16,116
Repurchase agreements	84,465	25,227
Savings accounts and time deposits	124,362	169,322
Derivative instruments	337,299	370,356
Borrowings with banks	228,269	251,555
Other liabilities	115,145	51,814
Total	1,118,134	1,058,105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(c)                                  Income and expenses from related party transactions (*):

	2018		2017
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Profit/loss for commission and services	21,736	7,196	26,485	9,332
Profit/loss for financial operation	70,286	74,205	65,995	69,843
Net Financial Operating Income
Derivative instruments (**)	85,500	42,365	33,540	97,416
Other financial operations	—	—	1	—
Released or established of provision for credit risk	—	34	—	252
Operating expenses	—	105,734	—	100,389
Other income and expenses	446	45	3,723	56

(*) This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$71,297 million as of December 31, 2018 (net loss of Ch$96,075 million as of December 31, 2017).

(d)                                 Contracts with related parties:

During the year ended December 31, 2018, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Artikos Chile S.A.	Administration services and electronic billing
Canal 13 S.A.	Advertising service
Fundación Educacional Oportunidad	Donation
Servipag Ltda.	Development of collection and payment systems
Asociación de Bancos e Instituciones Financieras	Membership fee
Transbank S.A.	Development of systems and operational platforms
DCV Registros S.A.	Shareholders’ Meeting Management Service
Redbanc S.A.	Information exchange services
Nexus S.A.	Credit card operation services
Combanc S.A.	Compensation and settlement services for payments of high amounts
Ionix SPA	Technical support service and payment platform support
Banchile Seguros de Vida S.A.	Group life and disability insurance contract
Transbank S.A.	Acquiring services to credit and debit cards systems
Redbanc S.A.	ATM configuration services
Servipag Ltda.	Collection services
Nexus S.A.	Development of integration systems

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	2018	2017
	MCh$	MCh$

Remunerations	3,926	4,149
Short-term benefits	3,476	3,302
Severance pay	1,037	276
Paid based on shares	—	—
Total	8,439	7,727

Composition of key personnel:

	No. of executives
	2018	2017
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	12
Total	20	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2018		2017		2018	2017	2018	2017	2018	2017	2018	2017
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	569	(*)	553	(*)	56	53	374	395	—	—	999	1,001
Andrónico Luksic Craig	176		172		10	8	—	—	—	—	186	180
Jaime Estévez Valencia	59		57		29	28	134	134	—	—	222	219
Gonzalo Menéndez Duque	59		57		27	23	119	113	—	8	205	201
Francisco Pérez Mackenna	59		57		20	23	58	75	—	—	137	155
Rodrigo Manubens Moltedo	59		57		28	28	54	53	—	—	141	138
Thomas Fürst Freiwirth	59		57		21	19	42	36	—	—	122	112
Jean-Paul Luksic Fontbona	59		57		11	12	—	—	—	—	70	69
Andrés Ergas Heymann	59		43		27	20	70	41	—	—	156	104
Alfredo Ergas Segal	59		43		27	20	71	49	—	—	157	112
Jorge Awad Mehech	—		14		—	6	—	26	—	—	—	46
Jorge Ergas Heymann	—		14		—	6	—	19	—	—	—	39
Other directors of subsidiaries	—		—		—	—	116	129	—	—	116	129
Total	1,217		1,181		256	246	1,038	1,070	—	8	2,511	2,505

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$12 million (Ch$18 million in December 2017).

(*)             It includes a provision of Ch$391 million (Ch$380 million in 2017) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid to the advisors of the Board of Directors amount to Ch$206 million (Ch$334 million in December 2017).

Travel and other related expenses amount to Ch$92 million (Ch$116 million in December 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Control and Treasury Area, through the Financial Risk Information and Control Section is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)                    Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)                 Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments.

Part of the fair value process considers three adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, an adjustment is made for CVA and DVA, defined as the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)                   Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level, which are reviewed and validated by the Bank with certain periodicity.

In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                     Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)                   Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    There are financial instruments whose fair value is obtained with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (that               is, as prices) or indirectly (that is, derived from prices). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                   Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	178,692	623,276	1,344,780	693,888	—	—	1,523,472	1,317,164
Other instruments issued in Chile	1,663	714	107,078	212,366	20,866	8,012	129,607	221,092
Instruments issued abroad	4,446	322	—	—	—	—	4,446	322
Mutual fund investments	87,841	78,069	—	—	—	—	87,841	78,069
Subtotal	272,642	702,381	1,451,858	906,254	20,866	8,012	1,745,366	1,616,647
Derivative contracts for trading purposes
Forwards	—	—	735,444	506,502	—	—	735,444	506,502
Swaps	—	—	738,130	710,123	—	—	738,130	710,123
Call Options	—	—	4,839	514	—	—	4,839	514
Put Options	—	—	120	2,841	—	—	120	2,841
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,478,533	1,219,980	—	—	1,478,533	1,219,980
Hedge derivative contracts
Fair value hedge (Swap)	—	—	1,116	277	—	—	1,116	277
Cash flow hedge (Swap)	—	—	34,298	27,572	—	—	34,298	27,572
Subtotal	—	—	35,414	27,849	—	—	35,414	27,849
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	99,132	229,296	65,090	127,072	—	—	164,222	356,368
Other instruments issued in Chile	—	—	747,653	1,113,430	23,021	46,265	770,674	1,159,695
Instruments issued abroad	—	—	108,544	—	—	—	108,544	—
Subtotal	99,132	229,296	921,287	1,240,502	23,021	46,265	1,043,440	1,516,063
Total	371,774	931,677	3,887,092	3,394,585	43,887	54,277	4,302,753	4,380,539

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	631,047	578,289	—	—	631,047	578,289
Swaps	—	—	854,873	745,822	—	—	854,873	745,822
Call Options	—	—	2,921	475	—	—	2,921	475
Put Options	—	—	1,534	3,433	—	—	1,534	3,433
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,490,375	1,328,019	—	—	1,490,375	1,328,019
Hedge derivative contracts
Fair value hedge (Swap)	—	—	6,164	5,330	—	—	6,164	5,330
Cash flow hedge (Swap)	—	—	31,818	80,888	—	—	31,818	80,888
Subtotal	—	—	37,982	86,218	—	—	37,982	86,218
Total	—	—	1,528,357	1,414,237	—	—	1,528,357	1,414,237

(1)                     As of December 31, 2018, 80% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Subtotal	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021

Total	54,277	2,715	(292)	48,740	(56,582)	—	(4,971)	43,887

	2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Subtotal	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265

Total	84,965	(4,193)	1,137	12,368	(39,376)	5,057	(5,681)	54,277

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	2018		2017
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	20,866	(26)	8,012	(26)
Subtotal	20,866	(26)	8,012	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	23,021	(195)	46,265	(417)
Subtotal	23,021	(195)	46,265	(417)

Total	43,887	(221)	54,277	(443)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	1,057,393	880,081	1,057,393
Transactions in the course of collection	580,333	521,809	580,333	521,809
Repurchase agreements and securities lending	97,289	91,641	97,289	91,641
Subtotal	1,557,703	1,670,843	1,557,703	1,670,843
Loans and advances to banks
Domestic banks	99,940	119,974	99,940	119,974
Central Bank of Chile	1,100,831	350,916	1,100,831	350,916
Foreign banks	293,536	288,812	286,063	288,812
Subtotal	1,494,307	759,702	1,486,834	759,702
Loans to customers, net
Commercial loans	15,140,533	13,669,638	14,949,852	13,477,466
Residential mortgage loans	8,021,262	7,441,242	8,451,099	7,769,694
Consumer loans	4,145,428	3,770,473	4,116,261	3,773,005
Subtotal	27,307,223	24,881,353	27,517,212	25,020,165
Total	30,359,233	27,311,898	30,561,749	27,450,710

Liabilities
Current accounts and other demand deposits	9,584,488	8,915,706	9,584,488	8,915,706
Transactions in the course of payment	335,575	295,712	335,575	295,712
Repurchase agreements and securities lending	303,820	195,392	303,820	195,392
Savings accounts and time deposits	10,656,174	10,067,778	10,632,350	10,073,030
Borrowings from banks	1,516,759	1,195,028	1,506,940	1,188,943
Other financial obligations	118,014	137,163	119,024	137,163
Subtotal	22,514,830	20,806,779	22,482,197	20,805,946
Debt Issued
Letters of credit for residential purposes	15,040	21,059	15,982	22,542
Letters of credit for general purposes	1,328	2,365	1,411	2,532
Bonds	6,772,990	5,769,334	6,897,317	5,896,424
Subordinate bonds	686,194	696,217	732,611	699,926
Subtotal	7,475,552	6,488,975	7,647,321	6,621,424
Total	29,990,382	27,295,754	30,129,518	27,427,370

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of December 31, 2018 and 2017:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	1,057,393	—	—	—	—	880,081	1,057,393
Transactions in the course of collection	580,333	521,809	—	—	—	—	580,333	521,809
Repurchase agreements and security lending	97,289	91,641	—	—	—	—	97,289	91,641
Subtotal	1,557,703	1,670,843	—	—	—	—	1,557,703	1,670,843
Loans and advances to banks
Domestic banks	99,940	119,974	—	—	—	—	99,940	119,974
Central Bank	1,100,831	350,916	—	—	—	—	1,100,831	350,916
Foreign banks	—	288,812	—	—	286,063	—	286,063	288,812
Subtotal	1,200,771	759,702	—	—	286,063	—	1,486,834	759,702
Loans to customers, net
Commercial loans	—	—	—	—	14,949,852	13,477,466	14,949,852	13,477,466
Residential mortgage loans	—	—	—	—	8,451,099	7,769,694	8,451,099	7,769,694
Consumer loans	—	—	—	—	4,116,261	3,773,005	4,116,261	3,773,005
Subtotal	—	—	—	—	27,517,212	25,020,165	27,517,212	25,020,165
Total	2,758,474	2,430,545	—	—	27,803,275	25,020,165	30,561,749	27,450,710

Liabilities
Current accounts and other demand deposits	9,584,488	8,915,706	—	—	—	—	9,584,488	8,915,706
Transactions in the course of payment	335,575	295,712	—	—	—	—	335,575	295,712
Repurchase agreements and security lending	303,820	195,392	—	—	—	—	303,820	195,392
Savings accounts and time deposits	—	—	—	—	10,632,350	10,073,030	10,632,350	10,073,030
Borrowings from banks	—	—	—	—	1,506,940	1,188,943	1,506,940	1,188,943
Other financial obligations	—	137,163	—	—	119,024	—	119,024	137,163
Subtotal	10,223,883	9,543,973	—	—	12,258,314	11,261,973	22,482,197	20,805,946
Debt Issued
Letters of credit for residential purposes	—	—	15,982	22,542	—	—	15,982	22,542
Letters of credit for general purposes	—	—	1,411	2,532	—	—	1,411	2,532
Bonds	—	—	6,897,317	5,896,424	—	—	6,897,317	5,896,424
Subordinated bonds	—	—	—	—	732,611	699,926	732,611	699,926
Subtotal	—	—	6,914,710	5,921,498	732,611	699,926	7,647,321	6,621,424
Total	10,223,883	9,543,973	6,914,710	5,921,498	12,990,925	11,961,899	30,129,518	27,427,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                               Fair Value of Financial Assets and Liabilities, continued:

(f)                                   Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

• Cash and deposits in banks	• Current accounts and other demand deposits

• Transactions in the course of collection	• Transactions in the course of payments

• Repurchase agreements and security lending	• Repurchase agreements and security lending

• Loans and advance to domestic banks

•                  Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,513,947	1,247,829	(582,210)	(155,595)	(424,920)	(444,844)	(30,036)	(34,212)	476,781	613,178

Derivative financial liabilities	1,528,357	1,414,237	(582,210)	(155,595)	(424,920)	(444,844)	(233,450)	(83,523)	287,777	730,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

40.                     Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2018 and 2017, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	—	—	880,081	—	—	—	—	880,081
Transactions in the course of collection	580,333	—	—	580,333	—	—	—	—	580,333
Financial Assets held-for-trading	1,745,366	—	—	1,745,366	—	—	—	—	1,745,366
Repurchase agreements and security lending	73,496	16,918	6,875	97,289	—	—	—	—	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	—	—	23,441	1,495,396
Loans to customers (*)	3,941,756	2,143,023	4,973,622	11,058,401	5,726,668	3,133,606	7,995,647	16,855,921	27,914,322
Financial assets available-for-sale	38,691	137,420	383,200	559,311	74,940	136,342	272,847	484,129	1,043,440
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,679,568	2,615,934	5,874,049	17,169,551	6,099,249	3,484,811	8,516,563	18,100,623	35,270,174

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	—	1,057,393	—	—	—	—	1,057,393
Transactions in the course of collection	521,809	—	—	521,809	—	—	—	—	521,809
Financial Assets held-for-trading	1,616,647	—	—	1,616,647	—	—	—	—	1,616,647
Repurchase agreements and security lending	67,344	19,207	5,090	91,641	—	—	—	—	91,641
Derivative instruments	127,849	133,111	364,957	625,917	248,066	125,303	248,543	621,912	1,247,829
Loans and advances to banks (*)	531,959	48,717	148,758	729,434	30,851	—	—	30,851	760,285
Loans to customers (*)	3,734,931	1,851,564	4,224,817	9,811,312	5,326,979	2,941,239	7,360,005	15,628,223	25,439,535
Financial assets available-for-sale	5,084	29,770	917,627	952,481	166,626	188,535	208,421	563,582	1,516,063
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,663,016	2,082,369	5,661,249	15,406,634	5,772,522	3,255,077	7,816,969	16,844,568	32,251,202

(*)         These balances are presented without deduction of their respective provisions, which amount to Ch$607,099 million (Ch$558,182 million in December 2017) for loans to customers and Ch$1,089 million (Ch$583 million in December 2017) for borrowings from financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

40.                               Maturity of Assets and Liabilities, continued:

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,584,488	—	—	9,584,488	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	335,575	—	—	—	—	335,575
Repurchase agreements and security lending	237,999	1,448	64,373	303,820	—	—	—	—	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,887	237,039	335,497	719,423	264,438	273,790	270,706	808,934	1,528,357
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	—	—	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Total liabilities	15,867,792	2,737,652	5,195,648	23,801,092	1,606,192	1,811,859	4,075,293	7,493,344	31,294,436

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	—	8,915,706	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	295,712	—	—	—	—	295,712
Repurchase agreements and security lending	138,630	—	56,762	195,392	—	—	—	—	195,392
Savings accounts and time deposits (**)	4,946,212	2,280,011	2,604,864	9,831,087	22,041	311	219	22,571	9,853,658
Derivative instruments	117,443	146,602	410,270	674,315	269,651	173,964	296,307	739,922	1,414,237
Borrowings from financial institutions	267,183	240,048	613,795	1,121,026	74,002	—	—	74,002	1,195,028
Debt issued:
Mortgage bonds	1,875	1,997	4,537	8,409	8,572	4,159	2,284	15,015	23,424
Bonds	147,029	274,119	595,599	1,016,747	836,725	1,043,853	2,872,009	4,752,587	5,769,334
Subordinate bonds	3,627	2,063	45,843	51,533	48,183	36,565	559,936	644,684	696,217
Other financial obligations	105,870	3,331	10,298	119,499	15,474	1,797	393	17,664	137,163
Total liabilities	14,939,287	2,948,171	4,341,968	22,229,426	1,274,648	1,260,649	3,731,148	6,266,445	28,495,871

(**)                Excludes term saving accounts, which amount to Ch$224,303 million (Ch$214,120 million in December 2017)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                     Risk Management:

(1)             Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)             Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits. The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)                                 Risk Management Structure, continued:

(ii)                                  Finance, International and Financial Risk Committee

This committee reviews exposures and financial risks. Estimates impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or tight liquidity. On the other hand, it analyzes estimated results of certain financial positions. Estimate the credit exposure of Treasury products (derivatives, bonds). It is responsible for designing policies and procedures related to limits and alerts of financial exposures, and to ensure correct and timely measurement, control and reporting thereof.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors or Advisors to the Board , the General Manager, the Manager of the Corporate Division, the Manager of Corporate Risk Division, the Manager of Treasury Division and the Manager of Financial Risk Area. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(iii)                               Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Retail Credit Risk and Wholesale Credit Risk Divisions participate independently and autonomously of the commercial areas.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors, who is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject to approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration. This Committee meets weekly, the presidency is in charge of the Chairman of the Board of Directors and is composed of the Directors, officers and alternates, Advisors to the Board of Directors; General Manager and the Wholesale Credit Risk Division Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)                                 Risk Management Structure, continued

(iv)            Portfolio Risk Committee:

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board of Directors, two Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager, Commercial Division Manager, Global Risk Control Division Manager and Retail Monitoring and Models Assistant Manager.

(v)           Operational Risk Committee:

It is enforceable and is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is composed of the Manager of the Global Risk Control Division, the Chief Counsel, the Manager of Financial Management and Control Division, the Operations Manager, the Manager of the Operational Risk Area, the Manager of the Cybersecurity Division, the Technology and Infrastructure Manager, the Clients Area Manager, the Large Companies and Factoring Area Manager, the Customer Service Manager, the Technological Risk Area Manager and the Internal Audit Manager.

(vi)            Senior Operational Risk Committee

Know the level of exposure to the Bank’s operational risk, analyze the effectiveness of the strategies adopted to mitigate operational risk events, approve strategies and policies prior to the Board of Directors, promote actions for adequate management and mitigation of operational risk, inform the Board of Directors these matters, ensure compliance with the regulatory framework and compliance with the policy in order to ensure the solvency of the Corporation in the long term, avoiding risk factors that may jeopardize the Bank’s continuity.

The Senior Operational Risk Committee is composed of the Chairman of the Board of Directors, two Directors, the General Manager, the Global Risk Control Division Manager, the Prosecutor, the Operations and Technology Division Manager, the Cybersecurity Division Manager, the Commercial Division Manager, the Technological Risk Area Manager and the Operational Risk Area Manager. The Committee meets monthly and can be cited in an extraordinary manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(1)             Introduction, continued:

(a)             Risk Management Structure, continued:

(vii)           Corporate Risk Governance Structure

In the third quarter of 2018, the Retail Credit Risk and Retail Credit Risk Divisional Managements were created, in order to give a more specialized focus to the different business segments. These divisions, together with the Global Risk Control, comprise the corporate risk governance structure.

These divisions have teams with extensive experience and knowledge in each area associated with credit and market risks, ensuring their integral and consolidated management, including the Bank and its subsidiaries.

Regarding the management of Credit Risks, the divisions identified at all times ensure the quality of the portfolio and the optimization of the risk-return ratio for all customer segments, whether individuals or companies, managing the phases of admission, monitoring and recovery of credits granted.

Additionally, the Bank created the Cybersecurity Division during 2018, focused on protecting and monitoring the most sensitive assets of the organization, being able to provide security and confidence to customers and collaborators, whose main objective is to have a secure bank, cyber-resilient and prepared to face any type of threat that puts the reputation and information of the organization at risk.

(b)             Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c)              Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

A fundamental task of the Retail Credit Risk Division, Wholesale Credit Risk Division and Risk Global Control Division of is to recognize in a timely manner the level of risk of the loan portfolio. This process is based on policies, standards, procedures and models prepared according to the instructions issued by the Superintendency of Banks and Financial Institutions (“SBIF”) and approved by the Board of Directors.

The evaluation and classification of risks is done considering both the individual and group portfolios. The final result of the calculation process determines the level of provisions that the bank should constitute.

The individual evaluation applies, mainly, to the portfolio of legal persons of the Bank, which require a more detailed level of knowledge. In order to establish provisions, each of the debtors evaluated is assigned one of the 16 risk categories defined by the SBIF. The bank performs a constant and permanent review of the risk ratings of the portfolio, considering the updated information on the financial situation, payment behavior and the environment of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(1)             Introduction, continued:

(c)                        Measurement Methodology, continued:

The group evaluation mainly applies to the portfolio of natural persons and to smaller companies. These assessments and calculation of provisions are made monthly. The consistency of the models is analyzed through an independent validation to the model development unit and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

In relation to the provisions models, during 2018 a complete revision of the guidelines for the development of group provisions models was made, converging to the best practices. Specifically, approval protocols and methodologies were analyzed, and new provision models were implemented for the entire Bank’s portfolio.

The bank annually performs a sufficiency test of provisions for the total portfolio of loans, in order to validate the quality and robustness of the risk assessment processes, verifying that the provisions made are sufficient to cover the losses that could be derive from the credit operations granted. The result of this analysis is presented to the board of directors, which expresses itself about the sufficiency of the provisions in each year.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank’s General Manager receives on daily basis, and the Finance, International and Financial Risk Committee on a monthly basis, the evolution of the Bank’s price and liquidity risk status, both according to internal metrics and those imposed by the regulators.

(2)             Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not meet its contractual obligation due to disability or financial insolvency, and this leads to a potential credit loss.

Risk management is one of the main pillars of the bank’s strategy, and it is also fundamental for the sustainability of the business over time.

The risk function considers the different segments that are served by the bank and its subsidiaries, being independent and objective in the application of its principles and fundamentals. The associated policies are approved by the highest levels of the bank, there is a protocol for review, update and approval, which has an active participation of the Board. It is the responsibility of the Administration to have the mechanisms for its control and application.

To guarantee an adequate governance model, there are different committees, depending on the different natures of the credit operations, composed of directors and senior management executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

The general principles that govern the administration of credit risk are framed in the following ambit:

1.                                    Comprehensive management of the different types of risk (full life cycle), with a relevant focus on the appropriate risk-return relationship.

2.                                    Adequate balance of the assumed risks assuring the solvency of the entity, counting on continuous monitoring and quantification processes.

3.                                    Efficient management of organization of equipment, tools and information structures that allow the proper development of these functions.

The management of credit risk is permanent and considers the processes of admission, monitoring and recovery, which is reflected in the following management principles:

1.                                    Rigorous evaluation for the admission of risks, having sufficient and accurate information, and applying the defined credit risk policies and processes.

2.                                    Analysis of the existence of flow generation capacity and sufficient solvency on the part of the client to meet the payment commitments. In a complementary manner, the adequate constitution of guarantees that allow mitigating the risk contracted with the client when the characteristics of the operation indicate it.

3.                                    Have a robust and permanent process to monitor portfolios, using systems that alert potential signs of impairment in relation to the conditions of origin.

4.                                    Adapt the collection structure to the different types of non-compliance, with agile and efficient recovery processes.

Banco de Chile has two structures of divisional, retail and wholesale credit risk for admission and collection, and a Division of Global Risk Control for monitoring and validation, with a high specialization in equipment, processes and decision tools.

a)                 Retail Segments:

In general terms, the decisions of this segment are evaluated with scoring tools, complemented with an adequate model of attributions of risk. Decisions are based on critical elements such as the level of indebtedness, payment capacity and maximum acceptable exposure. In order to have an adequate segregation of functions, during 2018 the following areas and functions were established:

•                       Models Area, responsible for constructing statistical models, defining the variables and weightings of the same. Its approval rests with the Model Technical Committee and subsequently with the Model Validation Area.

•                       Management Integration Area, which is in charge of implementing the statistical models in the credit evaluation processes, ensuring an adequate link of the decision of the same.

•                       Model and Portfolio Monitoring Area, which belongs to the Global Risk Control Division, seeks to provide greater independence to the Risk Control function. This area is in charge of evaluating and measuring the behavior of the portfolios and the performance of the models.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

•                       Admission Area, in charge of the individual evaluation of operations and clients, also has specialization by segment and regions to increase their knowledge of clients and socio-economic information.

•                       Collection Area, it is a specialized unit that centralizes the recovery management of all the segments and that in the retail case it carries out directly through Socofin, a subsidiary of the bank.

b)                 Wholesale Segments:

The admission management of the Wholesale segment is based on the individual evaluation of the portfolios. The analysis is based on various factors, such as financial aspects of the client that account for its financial solvency and the ability to generate flows, industry variables, aspects of the operation, amount of exposure required, term and products. The analysis is based on a rating model. In the event that the client belongs to a group of companies, the overall relationship of the rest of the conglomerate with the Bank is considered, as well as the financial situation and consolidated exposure levels.

The permanent monitoring of the portfolio and the monitoring of compliance with certain conditions established in the admission stage, such as financial covenant controls, coverage of certain guarantees and restrictions imposed at the time of approval are functions performed by the Global Risk Control Division.

In the event that companies with signs of impairment or some unfulfilled condition are detected, joint action plans are generated between the Wholesale Credit Risk, Global Risk Control Divisions, and the commercial area to which the client belongs. In a situation where they present problems in the recovery of their credits, there is an area in charge of carrying out the management, in order to define and negotiate case by case. The management is carried out by executives specialized in the area of Special Asset Management, belonging to the Wholesale Credit Risk Division.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)              Credit Risk, continued:

c)                   Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2018 and 2017, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2018:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	773,368	69,343	—	37,370	880,081

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,523,472	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	129,607
Instruments issued abroad	—	4,446	—	—	4,446
Mutual fund investments	87,841	—	—	—	87,841
Subtotal	1,740,920	4,446	—	—	1,745,366

Receivables from repurchase agreements and security borrowing	97,289	—	—	—	97,289

Derivative Contracts for Trading Purposes
Forwards	670,595	23,082	—	41,767	735,444
Swaps	453,191	98,414	—	186,525	738,130
Call Options	4,309	—	—	530	4,839
Put Options	56	—	—	64	120
Futures	—	—	—	—	—
Subtotal	1,128,151	121,496	—	228,886	1,478,533

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	4,547	14,348	—	16,519	35,414
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	4,547	14,348	—	16,519	35,414

Loans and advances to Banks
Central Bank of Chile	1,100,831	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	100,023
Foreign banks	—	—	209,693	84,849	294,542
Subtotal	1,200,854	—	209,693	84,849	1,495,396

Loans to Customers, Net
Commercial loans	15,336,948	—	354	93,190	15,430,492
Residential mortgage loans	8,047,708	—	—	—	8,047,708
Consumer loans	4,436,122	—	—	—	4,436,122
Subtotal	27,820,778	—	354	93,190	27,914,322

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	164,222	—	—	—	164,222
Other instruments issued in Chile	770,674	—	—	—	770,674
Instruments issued abroad	—	108,544	—	—	108,544
Subtotal	934,896	108,544	—	—	1,043,440

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	758,274	121,807	—	—	—	—	—	—	—	—	—	—	—	—	880,081

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	—	—	—	—	—	—	—	—	—	—	129,607
Instruments issued abroad	4,446	—	—	—	—	—	—	—	—	—	—	—	—	—	4,446
Mutual fund investments	87,841	—	—	—	—	—	—	—	—	—	—	—	—	—	87,841
Subtotal	221,894	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,745,366

Receivables from repurchase agreements and security borrowing	29,031	742	—	—	37,520	—	5,017	4,466	3,096	59	15,637	—	985	736	97,289

Derivative Contracts for Trading Purposes
Forwards	374,006	—	—	—	7,194	13,328	40	10,288	4,211	411	98	455	296	325,117	735,444
Swaps	584,743	—	—	—	51,916	7,348	22	4,026	10,006	2,249	2,235	680	74,250	655	738,130
Call Options	1,669	—	—	—	389	16	—	1,090	1,489	80	—	59	36	11	4,839
Put Options	64	—	—	—	51	5	—	—	—	—	—	—	—	—	120
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	960,482	—	—	—	59,550	20,697	62	15,404	15,706	2,740	2,333	1,194	74,582	325,783	1,478,533

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414

Loans and advances to Banks
Central Bank of Chile	—	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	—	—	—	—	—	—	—	—	—	—	100,023
Foreign banks	294,542	—	—	—	—	—	—	—	—	—	—	—	—	—	294,542
Subtotal	394,565	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,495,396

Loans to Customers, Net
Commercial loans	2,122,425	—	—	—	2,322,558	1,578,703	453,331	461,348	1,581,701	156,444	1,497,654	1,751,219	2,107,494	1,397,615	15,430,492
Residential mortgage loans	—	—	—	8,047,708	—	—	—	—	—	—	—	—	—	—	8,047,708
Consumer loans	—	—	—	4,436,122	—	—	—	—	—	—	—	—	—	—	4,436,122
Subtotal	2,122,425	—	—	12,483,830	2,322,558	1,578,703	453,331	461,348	1,581,701	156,444	1,497,654	1,751,219	2,107494	1,397,615	27,914,322

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	135,145	29,077	—	—	—	—	—	—	—	—	—	—	—	164,222
Other instruments issued in Chile	680,656	—	—	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	770,674
Instruments issued abroad	108,544	—	—	—	—	—	—	—	—	—	—	—	—	—	108,544
Subtotal	789,200	135,145	29,077	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	1,043,440

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2017:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	695,213	271,564	—	90,616	1,057,393

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,317,164	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	221,092
Instruments issued abroad	—	322	—	—	322
Mutual fund investments	78,069	—	—	—	78,069
Subtotal	1,616,325	322	—	—	1,616,647

Receivables from repurchase agreements and security borrowing	91,641	—	—	—	91,641

Derivative Contracts for Trading Purposes
Forwards	392,018	23,162	—	91,322	506,502
Swaps	472,492	79,614	—	158,017	710,123
Call Options	514	—	—	—	514
Put Options	2,841	—	—	—	2,841
Futures	—	—	—	—	—
Subtotal	867,865	102,776	—	249,339	1,219,980

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	8,632	—	19,217	27,849
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	—	8,632	—	19,217	27,849

Loans and advances to Banks
Central Bank of Chile	350,916	—	—	—	350,916
Domestic banks	120,017	—	—	—	120,017
Foreign banks	—	—	158,524	130,828	289,352
Subtotal	470,933	—	158,524	130,828	760,285

Loans to Customers, Net
Commercial loans	13,894,811	—	—	58,302	13,953,113
Residential mortgage loans	7,473,006	—	—	—	7,473,006
Consumer loans	4,013,416	—	—	—	4,013,416
Subtotal	25,381,233	—	—	58,302	25,439,535

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	356,368	—	—	—	356,368
Other instruments issued in Chile	1,159,695	—	—	—	1,159,695
Instruments issued abroad	—	—	—	—	—
Subtotal	1,516,063	—	—	—	1,516,063

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(1)             Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	894,972	162,421	—	—	—	—	—	—	—	—	—	—	—	—	1,057,393

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—		—	—	—	—	—	—	—	—	—	221,092
Instruments issued abroad	322	—	—	—	—	—	—	—	—	—	—	—	—	—	322
Mutual fund investments	78,069	—	—	—	—	—	—	—	—	—	—	—	—	—	78,069
Subtotal	299,483	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,616,647

Receivables from repurchase agreements and security borrowing	32,555	—	2,576	—	24,717	—	12,522	7,464	13	672	7,382	—	3,740	—	91,641

Derivative Contracts for Trading Purposes
Forwards	245,761	—	—	—	7,666	9,860	2,561	84	54	219	2,368	29	237,900	—	506,502
Swaps	643,735	—	—	—	44,773	5,563	839	4,679	2,862	9	7,244	—	419	—	710,123
Call Options	269	—	—	—	32	90	—	—	67	—	52	1	3	—	514
Put Options	734	—	—	—	1,432	396	—	—	222	—	—	11	46	—	2,841
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	890,499	—	—	—	53,903	15,909	3,400	4,763	3,205	228	9,664	41	238,368	—	1,219,980

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849

Loans and advances to Banks
Central Bank of Chile	—	350,916	—	—	—	—	—	—	—	—	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	—	—	—	—	—	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	—	—	—	—	—	—	—	—	—	289,352
Subtotal	409,369	350,916	—	—	—	—	—	—	—	—	—	—	—	—	760,285

Loans to Customers, Net
Commercial loans	1,851,649	—	—	—	2,027,424	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	13,953,113
Residential mortgage loans	—	—	—	7,473,006	—	—	—	—	—	—	—	—	—	—	7,473,006
Consumer loans	—	—	—	4,013,416	—	—	—	—	—	—	—	—	—	—	4,013,416
Subtotal	1,851,649	—	—	11,486,422	2,027,424	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	25,439,535

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	207,474	148,894	—	—	—	—	—	—	—	—	—	—	—	356,368
Other instruments issued in Chile	1,096,785	—	—	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,159,695
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,096,785	207,474	148,894	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,516,063

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(d)             Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•          For commercial loans: Residential and non-residential real estate, liens and inventory.

•          For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 225,191 collateral assets, the majority of which consist of real estate.  The following table contains guarantees value as of December 31:

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	11,703,594	2,589,429	75,105	423,556	2,263	221,919	3,312,272
Small Business Lending	3,726,898	2,977,286	31,270	28,974	—	71,140	3,108,670
Consumer Lending	4,436,122	332,030	967	2,244	—	20,090	355,331
Mortgage Lending	8,047,708	7,493,073	58	265	—	—	7,493,396
Total	27,914,322	13,391,818	107,400	455,039	2,263	313,149	14,269,669

		Guarantee
	Loans	Mortgages	Pledges	Securities	Warrants	Others	Total
2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	9,768,035	2,269,716	72,893	438,595	3,381	243,961	3,028,546
Small Business Lending	4,185,078	2,543,343	28,699	32,034	—	58,255	2,662,331
Consumer Lending	4,013,416	283,091	938	1,776	—	18,594	304,399
Mortgage Lending	7,473,006	6,922,454	90	267	—	—	6,922,811
Total	25,439,535	12,018,604	102,620	472,672	3,381	320,810	12,918,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(d)             Collaterals and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•             Accelerating transactions and net payment using market values at the date of default of one of the parties.

•             Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•             Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2018 and 2017 amounted Ch$85,721 million and Ch$102,014 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2018 and 2017 amounted Ch$295,634 million and Ch$358,967 million respectively.

(e)              Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Credit Quality by Asset Class, continued:

The following tables shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2018:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,100,831	—	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	—	100,023
Foreign banks	294,542	—	—	—	—	294,542
Subtotal	1,495,396	—	—	—	—	1,495,396

Loans to customers (before allowances for loan losses)
Commercial loans	11,489,787	94,893	118,914	3,492,798	234,100	15,430,492
Residential mortgage loans	—	—	—	7,886,998	160,710	8,047,708
Consumer loans	—	—	—	4,166,752	269,370	4,436,122
Subtotal	11,489,787	94,893	118,914	15,546,548	664,180	27,914,322

As of December 31, 2017:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	350,916	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	289,352
Subtotal	760,285	—	—	—	—	760,285

Loans to customers (before allowances for loan losses)
Commercial loans	10,585,946	101,253	159,512	2,908,182	198,220	13,953,113
Residential mortgage loans	—	—	—	7,316,969	156,037	7,473,006
Consumer loans	—	—	—	3,760,472	252,944	4,013,416
Subtotal	10,585,946	101,253	159,512	13,985,623	607,201	25,439,535

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class.  Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2018:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	273	—	—
Commercial loans	132,475	40,781	27,060
Import-export financing	13,892	2,194	618
Factoring transactions	44,106	7,540	725
Commercial lease transactions	92,057	6,166	3,230
Other loans and receivables	1,462	777	470
Residential mortgage loans	154,700	67,211	24,639
Consumer loans	217,923	102,752	40,782
Total	656,888	227,421	97,524

As of December 31, 2017:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$

Loans and advances to banks	6,880	—	—
Commercial loans	183,374	34,457	53,224
Import-export financing	19,628	2,403	647
Factoring transactions	30,204	3,723	748
Commercial lease transactions	52,365	12,407	2,144
Other loans and receivables	1,195	599	724
Residential mortgage loans	143,619	56,422	26,365
Consumer loans	203,692	91,928	38,320
Total	640,957	201,939	122,172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(e)              Credit Quality by Asset Class, continued:

The following table presents past due loans not impaired as of December 31,

		Past due but not impaired (*)
	Up to 30 days	Over 30 days and up to 59 days	Over 60 days and up to 89 days	Over 90 days
	MCh$	MCh$	MCh$	MCh$
2018	538,950	145,127	37,371	2,566
2017	533,690	134,316	37,292	2,008

(*)             These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(f)               Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$17,794 million and Ch14,163 million as of December 31, 2018 and 2017, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(2)             Credit Risk, continued:

(g)              Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2018	2017
	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	192,646	191,314
Residential mortgage loans	14,463	17,400
Consumer loans	362,562	367,350
Subtotal	569,671	576,064
Total renegotiated financial assets	569,671	576,064

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in Note No. 2 (m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(3)       Market Risk:

Market Risk is referred to as the potential loss the bank may incur due to the absence of liquidity, either lack of funding or difficulties to access to secondary markets for defeasing financial exposures(Liquidity risk) or due to an adverse change of the values of market variables that negatively impact the value of the financial exposures (Price risk).

(a) Liquidity Risk:

Liquidity Risk: Measurement and Limits

The bank manages the Liquidity risk separately for each category of this risk: Trading Liquidity risk and Funding Liquidity risk.

In old days, the Trading Liquidity risk was considered only as the incapacity of banks to generate cash from selling assets in an expedite way, but nowadays the concept has been extended to include the incapacity to close financial exposures (either created by cash debt/equity instruments, FX or off-balance derivatives transactions) in a reasonable way not affecting prevailing market prices. The former is controlled by establishing a minimum amount of liquid assets, referred to as the liquidity buffer (which is composed of cash free of reserve requirement needs, government bonds, and short-term bank’s CDs) and the latter by establishing limits for different market factors and repricing tenors that generate price risks exposures. Additionally, whenever the size of any position exceeds the normal size that might be defeased in the secondary market in a reasonable time framework and not impacting the prevailing prices, the bank negatively adjusts the value of the Trading book positions and therefore the Statement of Income; this concept is referred to as the Market Value Adjustment.

The Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual operation and also normal market conditions. The report is prepared separately by each single currency, for the next 30 and 90 days; business-as-usual conditions consider the holding of all assets on evergreen basis (with the exception of the amount of bonds that exceeds the minimum liquidity buffer that are considered as a source of cash), the run-off of the whole time deposits funding borrowed from wholesale customers and also some portion from the retail’s business segment. Therefore, the MAR number reflects the amount of money the Treasury should daily raise from institutional investors and some portion from retail customers in order to get funding for holding bonds and loans portfolios. MAR limits are established considering that under stress scenarios and full utilization, the bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(a)         Liquidity Risk, continued:

The use of MAR within year 2018 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,432	5,530	1,921	3,278
Minimum	1,893	3,653	476	1,691
Average	2,621	4,794	1,411	2,606

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cashflows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger absence of foreign currency funding.

The use of Cross Currency Funding within year 2018 is illustrated below:

Cross Currency Funding MMUS$
Maximum	4,377
Minimum	2,384
Average	3,300

Additionally, the bank prevents itself from funding concentration by measuring borrowing separated by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are out of the expected ranges.

Moreover, the state of many financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the state of the following ratios along the year 2018 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	95%	77%	64%
Minimum	74%	74%	59%
Average	86%	76%	61%

In addition, some market indices, prices and monetary decisions made by the Central Bank of Chile are monitored in order to early detect structural market conditions changes that may trigger liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                      Market Risk, continued:

(a)       Liquidity Risk, continued:

Among various regulatory reports, the bank utilizes one that was introduced several years ago but was enhanced during year 2015. This is the case of the C46 index (formerly known as C08 index), which represents the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported previous to the instrument contractual maturity, with the exception of those classified as HTM). However, the Superintendence of Banks and Financial Institutions (hereafter, “SBIF”) authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumption for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2018 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.65	0.90	0.37
Minimum	0.29	0.55	0.24
Average	0.44	0.74	0.31
Regulatory Limit	1.0	2.0	1.0

Finally, the bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. These are the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the HQLA), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider, liability concentration by type of instruments, etc. The state of the LCR and the NSFR along the year 2018 is illustrated below:

	LCR		NSFR
Maximum	1.09		1.02
Minimum	0.78		0.95
Average	0.91		0.99
Regulatory Limit	0.6	(*)	N/A

(*) This is the minimum level that banks must comply starting year 2019 and then is increased by 0.1 per year up to the maximum of 1 as of year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                           Risk Management, continued:

(3)                      Market Risk, continued:

(a)                                 Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2018 and 2017 end-of-year, is illustrated below:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and other demand deposits	9,584,488	—	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	—	—	—	335,575
Instruments sold under repurchase agreements and security lending	292,231	1,440	5,137	—	—	—	298,808
Savings accounts and time deposits	5,344,294	1,981,221	3,152,103	373,398	619	132	10,851,767
Full delivery derivative transactions	351,496	190,643	648,870	582,628	536,506	592,303	2,902,446
Borrowings from financial institutions	97,661	268,795	946,950	183,206	—	—	1,496,612
Other financial obligations	92,896	730	4,857	18,406	366	35	117,290
Debt instruments issued	101,707	267,665	724,724	1.410,766	1,899,529	4,303,542	8,707,933
Total (excluding non-delivery derivative transactions)	16,200,348	2,710,494	5,482,641	2,568,404	2,437,020	4,896,012	34,294,919
Non-delivery derivative transactions	297,613	604,200	1,028,798	712,286	593,431	1,209,282	4,445,610

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and other demand deposits	8,915,706	—	—	—	—	—	8,915,706
Transactions in the course of payment	295,712	—	—	—	—	—	295,712
Instruments sold under repurchase agreements and security lending	194,539	750	—	—	—	—	195,289
Savings accounts and time deposits	5,097,833	2,509,694	2,555,579	21,536	311	219	10,185,172
Full delivery derivative transactions	172,323	136,729	1,166,598	937,050	1,582,890	531,309	4,526,899
Borrowings from financial institutions	260,272	242,515	613,159	73,852	—	—	1,189,798
Other financial obligations	103,385	918	10,921	24,038	686	154	140,102
Debt instruments issued	47,375	165,359	728,035	1,279,275	1,500,632	3,931,034	7,651,710
Total (excluding non-delivery derivative transactions)	15,087,145	3,055,965	5,074,292	2,335,751	3,084,519	4,462,716	33,100,388
Non-delivery derivative transactions	112,011	100,247	1,141,610	816,847	325,199	1,115,676	3,611,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                     Market Risk, continued:

(b)                      Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are produced for the Trading portfolio and separately for the Accrual book (the Accrual book includes all balance sheet items, even those which are part of the Trading book but do not generate accrual interest rate risk since they are reported to one-day repricing tenor and others that are excluded by the regulators in the analysis of the Banking book, such as Capital and Fixed Assets, for example). In addition to this, and just on supplementary basis and actually not used as a risk management tool, the bank submits regulatory reports to the corresponding regulatory entities.

The bank has established internal limits for the exposures of the Trading book. In fact, the FX net open positions (FX delta), the Equity positions (Equity delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, controlled and limited. Interest rate and vega limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data.

The use of VaR within year 2018 is illustrated below.

Value-at-Risk 99% confidence level MCh$
Maximum	1,401
Minimum	379
Average	783

Additionally, the bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. The IRE gauges the difference in net revenues from funds generation along some specific period of time due to standardized interest rates fluctuations; the EaR measures the adverse impact along a specific period of time (usually 12 months) due to an adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                      Price Risk, continued:

The use of EaR within year 2018 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MCh$
Maximum	33,197
Minimum	24,941
Average	26,738

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Superintendence of Banks and Financial Institutions, hereafter CBCh and SBIF respectively), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using large FX rate fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-1 + Tier-2 Capital. In the near future, the Operational Risk is expected to be added to the above risk calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (CBCh and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on interest rate level; the long term risk limit may not exceed a percentage of the Tier-1 + Tier-2 Capital. The bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month realized P&L for trading activities is monitored against losses trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(3)                       Market Risk, continued:

(b)                      Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2018 and 2017:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2018
Cash and due from banks	844,173	—	—	—	—	—	844,173
Transactions in the course of collection	442,840	—	—	—	—	—	442,840
Securities borrowed or purchased under agreements to resell	3,161	—	—	—	—	—	3,161
Derivative under hedge-accounting treatment	20	140,631	253,266	176,330	229,092	717,331	1,516,670
Inter-banking loans	1,262,749	79,199	133,689	24,337	—	—	1,499,974
Customer loans	2,305,334	2,311,297	5,784,455	8,402,372	3,923,096	9,721,138	32,447,692
Available-for-sale instruments	48,469	153,479	408,390	146,136	58,093	230,003	1,044,570
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	4,906,746	2,684,606	6,579,800	8,749,175	4,210,281	10,668,472	37,799,080

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2017
Cash and due from banks	1,028,014	—	—	—	—	—	1,028,014
Transactions in the course of collection	489,201	—	—	—	—	—	489,201
Securities borrowed or purchased under agreements to resell	19,992	—	—	—	—	—	19,992
Derivative instruments under hedge-accounting treatment	30,328	146,775	225,883	335,756	51,087	539,283	1,329,112
Inter-banking loans	533,101	49,573	150,253	31,920	—	—	764,847
Customer loans	4,669,573	2,595,012	5,636,496	5,619,230	3,089,002	8,591,253	30,200,566
Available-for-sale instruments	9,134	37,851	950,199	222,522	216,058	169,144	1,604,908
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,779,343	2,829,211	6,962,831	6,209,428	3,356,147	9,299,680	35,436,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                       Market Risk, continued

(b)                                     Price Risk, continued:

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and demand deposits	9,622,073	—	—	—	—	—	9,622,073
Transactions in the course of payment	226,580	—	—	—	—	—	226,580
Securities loaned or sold under agreements to repurchase	6,963	—	—	—	—	—	6,963
Savings accounts and interest-bearing deposits	5,273,096	1,981,221	3,152,103	373,398	619	71,330	10,851,767
Derivative instruments under hedge-accounting treatment	115	144,525	243,151	187,522	222,201	715,536	1,513,050
Inter-banking borrowings	97,661	268,795	946,950	183,206	—	—	1,496,612
Long-term debt (*)	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Other liabilities	92,896	730	4,857	18,406	366	35	117,290
Total liabilities	15,421,091	2,662,936	5,071,785	2,173,298	2,122,715	5,090,443	32,542,268

	Month 1	Month 2 to 3	Month 4 to 12	Year 1 to 3	Year 4 to 5	> 5 years	Total
	M$	M$	M$	M$	M$	M$	M$
Liabilities as of December 31, 2017
Current accounts and demand deposits	8,959,941	—	—	—	—	—	8,959,941
Transactions in the course of payment	261,775	—	—	—	—	—	261,775
Securities loaned or sold under agreements to repurchase	10,267	—	—	—	—	—	10,267
Savings accounts and interest-bearing deposits	5,294,456	2,317,792	2,555,579	21,536	311	219	10,189,893
Derivative instruments under hedge-accounting treatment	352	3,968	286,519	452,960	75,237	600,507	1,419,543
Inter-banking borrowings	506,703	553,663	129,431	—	—	—	1,189,797
Long-term debt (*)	158,085	266,895	727,798	1,217,226	1,349,337	3,930,440	7,649,781
Other liabilities	146,726	918	10,921	24,038	686	154	183,443
Total liabilities	15,338,305	3,143,236	3,710,248	1,715,760	1,425,571	4,531,320	29,864,440

(*)Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                                     Price Risk, continued:

Price Risk Sensitivity Analysis

The bank has focused on stress testing as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  Due to the experiences taken form financial crisis and based on the various studies and analyses made on this specific matter, the bank adopted this methodology after realizing that stress testing analysis is more useful and realistic than business-as-usual tools, such as VaR for trading portfolios or EaR for accrual portfolios, since:

i.                                The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

ii.                             The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR or EaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

iii.                          Trading liquidity dramatically diminishes during financial distress and especially in emerging markets (in the case of Chile, this was observed during 2008-9 crisis). Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The stress testing impacts are obtained through mathematical simulations of the fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the bank’s portfolio includes positions denominated in local nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity for trading portfolios since it is not captured when large fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                                     Price Risk, continued:

The following table illustrates the resulting average interest rates and swap yields fluctuations of a large number of simulation processes that maximize the adverse impact for the exposures held in the trading portfolios as of end-of-year (FX rate and FX volatility fluctuations are not included since its impact are negligible):

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)
< 1 year	4	20	-26	-10	7	301
> 1 year	7	19	-6	-18	5	34

bps = basis points

The worst impact for the Trading book as of December 31st 2018, considering the interest rates/yields, the FX rate and FX volatility fluctuations which are part of the most adverse simulation, is illustrated below.

Most Adverse Stress Scenario P&L Impact

Trading Book

(MCh$)

CLP Interest Rate/Swap Yield		(683)
Derivatives	54
Debt instruments	(737)
CLF Interest Rate/Swap Yield		58
Derivatives	84
Debt instruments	(26)
Interest rate USD, EUR, JPY, etc. offshore		145
Domestic/offshore interest rate spread USD, EUR, JPY		(12,762)
Total Interest rates/Swap Yields		(13,242)
Total FX		13
Total FX Options		(13)
Total		(13,242)

The resulting worst-case simulation would generate losses in the Trading book slightly above Ch$13,000 million (approximately US$ 19 million at prevailing FX rate as of end-of-year). This would be the result of a significant rise in the spread between domestic USD and offshore USD swap yields, mainly in the shorter tenors of the yield curve. In any case, these are not material losses compared to Tier-1 Capital base or to the P&L estimation for the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)                                     Price Risk, continued:

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 31st 2018, which is not necessarily a gain/loss but greater/lower net revenue from funds (resulting net interest rate generation), is illustrated below:

12-Months NRFF (**) Impact

Accrual Book

(MCh$)

Impact due to inter-banking yield curve shock	(122,334)
Impact due to spreads shocks	(7,320)
Higher / (Lower) NRFF	(129, 654)

(**) Net revenues from funds

The adverse impact in the Accrual book would be the result of a severe drop of the local inflation, especially in the short term of the yield curve. The lower net revenues from funds in the following 12 months would reach Ch$130 billion, which is still much lower than the current annual 12-month rolling P&L generation (slightly above one fifth of this number).

(4)                       Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2018, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2018, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.                    Risk Management, continued:

(4)                       Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the Superintendency of Banks and Financial Institutions in its resolution No. 209 of December 26, 2007, established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added and weighted according to their term at maturity; (b) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(4)        Capital Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or “credit equivalent”). The contingent credits out of balance are also considered by a “credit equivalent”, for their weighting.

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2018 and 2017 are the following:

	Consolidated assets		Risk-weighted assets
	2018	2017	2018	2017
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	880,081	1,057,393	13,084	5,699
Transactions in the course of collection	580,333	521,809	186,536	95,210
Financial Assets held-for-trading	1,745,366	1,616,647	134,412	148,641
Receivables from repurchase agreements and security borrowing	97,289	91,641	97,289	91,641
Derivative instruments (*)	1,310,262	1,469,083	916,798	927,837
Loans and advances to banks	1,494,307	759,702	313,524	312,806
Loans to customers, net	27,307,223	24,881,353	24,102,808	21,908,281
Financial assets available-for-sale	1,043,440	1,516,063	356,568	325,209
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	44,561	38,041	44,561	38,041
Intangible assets	52,061	39,045	52,061	39,045
Property and equipment	215,872	216,259	215,872	216,259
Current tax assets	677	23,032	68	2,303
Deferred tax assets	277,922	267,400	27,792	26,740
Other assets	673,380	547,974	673,380	547,974
Subtotal	35,722,774	33,045,442	27,134,753	24,685,686

Off-balance-sheet assets
Contingent loans	4,266,821	3,972,260	2,559,197	2,382,653
Total	39,989,595	37,017,702	29,693,950	27,068,339

(*)According to Chapter 12-1 of the Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”), financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

41.       Risk Management, continued:

(4)        Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2018 and 2017, are:

	As of December 31,
	2018	2017
	MCh$	MCh$

Basic capital (*)	3,304,152	3,105,714
Effective equity	4,129,999	3,934,727
Total consolidated assets	39,989,595	37,017,702
Total consolidated assets weighted by credit risk	29,693,950	27,068,339

(*) The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position

	Ratio
	As of December 31,
	2018	2017
	%	%

Basic capital / consolidated assets	8.26	8.39
Effective equity / consolidated assets weighted by risk	13.91	14.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

42.                    Subsequent Events:

a)             On January 12, 2019, Law 21,130, Modernizing Banking Legislation, was published in the Official Journal. This law introduces modifications, among other regulatory bodies, to the General Banking Law (“LGB”), Law 21,000 that created the Commission for the Financial Market, the Organic Law of the State Bank of Chile and the Tax Code.

In general terms, the validity of the law is immediate, except for those provisions whose validity is deferred in accordance with the provisions of the transitory regulations, among which the following stand out:

i.                  Suppression of the Superintendency of Banks and Financial Institutions (“SBIF”) and integration with the Commission for the Financial Market (“CMF”).

ii.               Risk Weighting of Bank Assets.

The new Article 67 LGB provides that it is the CMF’s responsibility to determine the risk weighting of the banks’ assets, a matter that is now expressly regulated by law. For the purposes of this determination, the CMF must establish standardized methodologies through the issuance of general standards. The Article First Transitory of Law 21.130 stipulates that such standards must be issued and enter into force within 18 months following the date on which the CMF assumes the functions and powers of the SBIF.

As long as the aforementioned standards do not come into effect, the additional capital requirements associated with the market and operational risks established by the permanent rule of Law 21.130 will not apply, and it will also be established that, for purposes of credit risk weighting, the assets of a bank, net of required provisions, will be classified in the categories that are expressed in the aforementioned Article First Transitory.

iii.            Requirement to maintain an additional basic capital equivalent to 2.5% of risk-weighted assets.

A term of 4 years is granted, starting from the enactment of the regulations referred to in subparagraph ii) above, for the constitution of the additional basic capital foreseen in the new article 66 bis LGB, for which will be considered an incremental capital requirements of 0.625% of its risk-weighted assets, net of provisions required, for each year as of the enactment of the aforementioned regulations.

iv.           Additional Basic Capital of countercyclical Character.

There is a term of 18 months, counted from the moment the CMF assumes the functions and powers of the SBIF, for CMF to issue and enforcement the standards regarding the necessary conditions for the implementation and supervision of the requirement of the countercyclical additional basic capital, determined by the Central Bank in accordance with the new Article 66b LGB. Likewise, as of the validity of said standards, the CMF may demand the basic capital referred to in article 66 ter up to 0.625% of the risk-weighted assets, net of required provisions, increasing said limit by the same percentage every year, until reaching 2.5% in the fourth year of entry into force of the respective regulations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of consolidated financial statements originally issued in Spanish)

42.       Subsequent Events, continued:

v.              Additional capital requirements, technical reserve or interbank lending margin for qualified banks of systemic importance.

Within the term of 18 months, counted from the moment the CMF assumes the functions and powers of the SBIF, said Commission shall to issue and enforcement the standards related to the factors and methodologies according to which a bank or group of banks can be qualified for its systemic importance, being able to impose some of the requirements foreseen in the new article 66 quater LGB.

A special rule is also established for: 1) those banks that at the time of the publication of Law 21,130 were subject to additional effective capital requirements pursuant to the provisions of article 35 bis, and 2) the requirement of basic capital to which Article 66 quater refers to up to 0.5% of total assets, increasing said limit as provided in the fifth transitory measure of the Law 21,130.

vi.           Credit limit of 30% of the effective patrimony to the group of people or entities that belong to the same business group.

In relation to the new subsection added to numeral 1 of article 84 LGB that provides that with respect to the total of credits that a bank grants to the group of people or entities that belong to the same business group, these may not exceed 30% of effective equity of the creditor bank, it is provided that if any entity is over the credit limit of 30% will have until January 12, 2020 to comply with this limit.

b)             On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board became aware and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

c)              On January 24, 2019 in the Ordinary Session No. BCH 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3,52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2018 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.	Eduardo Ebensperger O.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2019

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO